Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone: (03) 3817- 5064 Fax: (03) 3811- 2830

Nov 6, 2002

Securities and Exchange
Office of International C
Room 3117(Mail Stop 3-9
450 Fifth Street, N.W.
Washington D.C. 20549

02060364

SUPPL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to comfirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed postage-paid envelope.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai
Manager, Finance Group,
Finance & Accounting Division
Eisai Co., Ltd.

#000010-10 ZAB 200 U

82-4015

02 NOV 14 AM 9:15

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
November 6, 2002

On November 6, 2002, Eisai Co., Ltd., announced semiannual consolidated financial results for the fiscal year ending March 31, 2003.

- Date of the Board of Directors' Meeting for presentation of semiannual consolidated financial results: November 6, 2002

- These financial presentations do not conform to U.S. financial presentation standards.

- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.

- Securities Code Number: 4523

- Representative of corporation: Haruo Naito, President and Chief Executive Officer

- Inquiries should be directed to: Nobuo Deguchi, Vice President, Public Relations & Legal Affairs

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 03-3817-5190
URL http://www.eisai.co.jp

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (APRIL 1, 2002 – SEPTEMBER 30, 2002)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2002- September 30, 2002	¥234,435mil.	11.1 %	¥40,438 mil.	3.7 %	¥40,085 mil.	(0.3 %)
April 1, 2001- September 30, 2001	¥210,988 mil.	20.6%	¥39,013 mil.	25.5%	¥40,222 mil.	26.3%
April 1, 2001- March 31, 2002	¥431,673 mil.		¥72,685 mil.		¥76,118 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2002- September 30, 2002	¥22,248mil.	11.5%	¥76.53	¥75.74
April 1, 2001- September 30, 2001	¥19,953mil.	125.1%	¥67.31	¥66.63
April 1, 2001- March 31, 2002	¥36,512 mil.		¥123.50	¥122.25

Notes: 1. Investment loss and profit accounted for by the equity method:
- Interim period ended September 30, 2002: ¥10 mil.
- Interim period ended September 30, 2001: ¥41 mil.
- Fiscal year ended March 31, 2002: ¥81 mil.

2. Average Common Stock issued and outstanding:
- Interim period ended September 30, 2002: 290,713,144
- Interim period ended September 30, 2001: 296,450,321
- Fiscal year ended March 31, 2002: 295,652,317

3. There have been no changes in accounting methods used by the Company during the periods ended September 30, 2002, and 2001.
4. Percentage increase (decrease) compares periods ended September 30, 2001 and 2000.

(2) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
September 30, 2002	¥556,593mil.	¥369,790mil.	66.4 %	¥1,280.47
September 30, 2001	¥555,534 mil.	¥359,318 mil.	64.7 %	¥1,212.07
March 31, 2002	¥557,609 mil.	¥362,061 mil.	64.9%	¥1,241.12

Note: Common Stock issued and outstanding:
- Interim period ended September 30, 2002: 288,793,798
- Interim period ended September 30, 2001: 296,450,685
- Fiscal year ended March 31, 2002: 291,721,876

(3) CASH FLOW CONDITION

Period End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
September 30, 2002	¥19,566 mil.	(¥17,982 mil.)	(¥14,624 mil.)	¥ 104,603 mil.
September 30, 2001	¥33,140 mil.	(¥1,197 mil.)	(¥5,690 mil.)	¥131,167 mil.
March 31, 2002	¥56,864 mil.	(¥7,166 mil.)	(¥39,081 mil.)	¥121,763 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 33
- Non-consolidated subsidiaries: -
- Associated companies: 3

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 2
- Number of companies omitted from consolidation: 5
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: -

2. FORECASTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2003

Period	Net Sales	Ordinary Income	Net Income
April 1, 2002-March 31, 2003	¥ 460,000 mil.	¥78,000 mil.	¥43,000 mil.

Note: Forecasted Annual Earnings per Share (EPS) : ¥ 148.90

*Refer to page 9 in the attached materials in regard to the assumptions of the above consolidated forecasted results and the basis of presenting consolidated financial statements.

I. Business Flows Within the Group

The Group consists of Eisai Co.,Ltd. (the Company), 33 consolidated subsidiaries and 3 associated companies.
The diagram below shows the principal operations and flows within the Group.



[Japan]
<Pharmaceuticals Segment>
* Sannova Co., Ltd. (Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd. (Pharma Sales)
* KAN Research Institute, Inc. (Research)
* Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
* Palma Bee'z Research Institute Co.,Ltd (Diagnostics Prod.Research)
# 1 other companies
(Total 6 companies)
Products
Research
Products
Research
<Other Segment Areas>
* Eisai Seikaken Co., Ltd. (Agriculture Materials Prod./Sales)
* Clinical Supply Co., Ltd. (Pharma Equipment Prod./Sales)
* Herusu Co., Ltd. (Pharma Prod. Machinery, Sales)
* Eisai Distribution Co., Ltd. (Distribution)
* Sunplanet Co., Ltd. (Others)
* 1 other company
(Total 6 companies)
Products
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
Bulk
Research
Research
* Eisai Inc. (Pharma Production/Sales)
* Eisai Research Institute of Boston, Inc. (Research)
* Eisai Medical Research, Inc.(Research)
* Eisai Corporation of North America (Holding Company)
(Total 4 companies)
Europe
Research
Bulk
Research
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai B.V.(Pharma Production/Sales)
Products
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Sales)
* Eisai Farmaceutica S.A. (Pharma Sales Promotion)
* Eisai London Research Laboratories Ltd. (Research)
# 1 other company
(Total 7 companies)
Asia and Others
Products
Bulk
Products
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai Taiwan, Inc. (Pharma Prod./Sales)
* Eisai China, Inc. (Pharma Prod./Sales)
* Eisai Malaysia Sdn. Bhd. (Pharma Sales)
6 other companies (* : 5, # : 1)
(Total 10 companies)
<Other Segment Areas>
North America
Products
* Eisai U.S.A., Inc. (Pharma Production Machinery Sales)
(Total 1 company)
Europe
Products
* Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/Sales)
* Eisai Pharma-Chem Europe Ltd. (Chemical & Products Sales Support & Food Additive Product Sales)
(Total 2 companies)
Shows Sales Flow
Symbol Explanation:
* : Consolidated Subsidiary (33 companies)
# : Associated Companies accounted for Equity Method (3 companies)

Affiliated Companies

(Consolidated Subsidiaries) (As of September 30,2002)

Company Name	Location	Common Stock		Equity(%) Ownership	Description of Operations *1	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.85%	Diagnostic product prod./sales	(E) Diagnostic product production/sales	* 2,3
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.99%	Pharmaceutical prod./sales	(E) Pharmaceutical product purchase	* 3
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) contract basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distributon	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical instruments production/sales	-	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.12%	Administrative/Catering/Printing service, Real estate Management	-	* 5
Herusu Co., Ltd.	Tokyo	¥64	million	75.00%	Pharmaceutical machinery, OTC, etc. sales	(E) Pharmaceutical machinery, etc. sales	
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical prod./sales	-	
Dymec Co., Ltd.	Chiba Pref.	¥30	million	84.80% (84.80%)	Medical instruments production/sales	-	* 1
Palma Bee'Z Research Institute Co., Ltd.	Tokyo.	¥50	million	75.42% (25.42%)	Diagnostic product research	(E) Diagnostic product research	* 1,4
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company	-	* 3
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical bulk / sales	* 1,3,9
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00% (100.00%)	Basic research/clincial trial process research	(E) Basic research/ clincial trial process research	* 1,3
Eisai U.S.A., Inc.	Texas, USA	29,500	US$	100.00% (100.00%)	Pharmaceutical machinery sales	(E) Bulk chem. prod./sales and machinery sales	* 1
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	* 1,4
Eisai Ltd.	London, U.K.	15,548	UK£	100.00%	Pharmaceutical sales/clinical research	(E) Pharmaceutical sales/clinical research	
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UK£	100.00%	Basic research	(E) Basic research	
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UK£	100.00%	Bulk chemical sales/sales support	(E) Bulk chemical sales support	
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery prod./sales	(E) Pharmaceutical machinery sales	* 1
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales	-	* 7
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical sales	-	
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales	(E) Pharmaceutical bulk production/sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical management/sales support	(E) Pharmaceutical management/sales support	
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malay.	470	M$	98.09% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1,6
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales	-	
Eisai China Inc.	Suzhou, China	139,274	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	* 1,7
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1
[illegible]	[illegible]	2,512,000	Won	100.00%	Pharmaceutical sales		

(Equity in Earnings in Associated Companies Accounted for Equity Method) (As of September 30, 2002)

Company Name	Location	Common Stock (Unit: thouthands)		Voting rights	Description of Operations *1	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	EUR	50.00% (50.00%)	Prescription pharmaceuticals	-	* 1,8
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90% (1.45%)	Pharmaceutical sales	(E) Pharmaceutical sales	* 1

Notes: *1. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by Eisai.

*2. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market (JASDAQ).

*3. Specially designated subsidiary according to the stock exchange law. (E) indicates Eisai Co., Ltd.

*4. New consolidated subsidiary.

*5. Sunplanet Co., Ltd. merged with Eland Co., Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. in April 2002. And Sunplanet Co.,Ltd. is the surviving company .

*6. The Company has a less than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., but is considered as a consolidated subsidiary under the application of the "controlling entity" standard.

*7. Eisai (Suzhou) Pharmaceutical Co., Ltd. changed its name to Eisai China, Inc. in July 2002, and Eisai S.A. changed its corporate form from Eisai S.A. (corporation) to Eisai S.A.S. (limited liability company) in September 2002.

*8. Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.

*9. In the consolidated financial results for the interim period under review, sales of subsidiaries representing greater than ten percent of consolidated sales include one subsidiary, Eisai Inc. and the principal financial results are noted below.

Sales	¥86,154 mil.
Ordinary income	¥2,723 mil.
Net income	¥1,551 mil.
Shareholder's equity	¥18,374 mil.
Total assets	¥1,551 mil.

II. MANAGERIAL POLICY

1. Basic Managerial Policy

The management policy of the Eisai Group (also referred to herein as the Company) is to be a global human health care (*hhc*) company founded on capabilities for serving the needs of all health care systems and providing a diverse range of products that meet the health care needs of patients and their families as well as general consumers.

2. Medium- and Long-Term Managerial Strategy and Topics/Issues Facing the Company

Eisai is working to internationalize all aspects of its operations, including research and development (R&D), production, and sales while pursuing activities to heighten our presence in the pharmaceutical industry as a structurally sound global company.

Eisai began to implement a new strategic plan in fiscal 2002, with the overall objective of "Becoming the company that makes the world's foremost contributions to medical patients." This plan positions Eisai's pharmaceutical operations as our core business and calls for the Company to increase corporate value by developing pharmaceuticals to treat unmet medical needs and enhance the quality of life.

(1) R&D in Areas of Focus

Eisai will focus corporate resources in the therapeutic areas of neurology, gastroenterology, and oncology as well as increase the speed and efficiency of R&D. Moreover, the Company will work to expand the pipeline of new investigational drugs by promoting closer contact and interaction among the three R&D centers in Japan, the United States, and Europe, while aggressively pursuing joint research, alliances, and licensing arrangements with research institutes and companies in Japan and overseas.

(2) Marketing Activities to Enhance Customer Satisfaction

In Japan and overseas, Eisai is engaged in numerous "front-line activities," including the provision of medical information and also programs to better inform patients and their families about diseases as well as providing assistance to patient associations. Through these and other activities, the Company is structuring a global pharmaceutical marketing system with primary consideration for customer satisfaction.

(3) Maintaining and Increasing Pharmaceutical Quality

Eisai practices strict quality control for the manufacturing and distribution of pharmaceuticals manufactured at our production plants in Japan, Asia, and the United States. In addition, the Company's definition of "quality" includes taking careful consideration in the design and labeling of pharmaceutical products to ensure correct use, adopting packaging that gives proper consideration to the environment and disposability, as well as providing related information. Through these activities, the Company endeavors to maintain and increase quality from a comprehensive perspective.

3. Policy for Allocation of Profit

Regarding the allocation of profit, Eisai maintains a fundamental policy of rewarding shareholders with stable dividends, giving due consideration to consolidated performance, while simultaneously allocating sufficient funds for enhancing R&D capabilities and competitiveness.

4. Corporate Governance Improvement

Eisai implemented major reforms in its corporate governance system in fiscal 2000. The Company is working to enhance corporate governance by strengthening the functions of the Board of Directors as well as clarifying the roles and responsibilities of the Board and Corporate Officers with the objectives of increasing the transparency of management and accelerating decision-making. As of June this year, three members of the Board, from a total of seven, were appointed as Non-Executive Directors.

5. **Compliance**

Eisai recognizes that observance of laws and ethical standards by each and every employee is of the utmost importance. For this reason, the Company is continuing to implement initiatives to achieve full compliance at all Eisai Group companies in Japan and overseas, including continuation of training programs for management and staff, expansion of standing compliance advisory functions, and practical application of the Company's *Compliance Handbook* that provides action guidelines.

III. Performance and Financial Condition

1. Operating Results for the Interim Period

Net Sales and Income: The operating environment in the Japanese pharmaceutical market remained severe during the interim period as a result of the slowing of growth caused by restraints on medical expenditures, including the reduction in drug prices implemented in April, and more intense competition. In addition, although pharmaceutical markets in the United States, Europe, and Asia are growing, various policies have been adopted in these regions to restrain increases in medical expenses.

Amid this environment, Eisai reported the following consolidated results:

	Millions of yen	Change year on year (%)
Net sales	¥234,435	11.1
Operating income	40,438	3.7
Ordinary income	40,085	–0.3
Interim net income	22,248	11.5

Net sales were firm in the domestic market, and increases were reported in the United States and Europe. By product, the Alzheimer's disease treatment *ARICEPT* recorded sales of ¥54,199 million (a year-on-year increase of 27.5%), and the gastrointestinal disorders treatment *PARIET* (sold under the brand name *ACIPHEX* in the United States) recorded sales

of ¥57,221 million (a 22.5% increase).

Operating income increased as a consequence of the rise in net sales, a decline in costs due to an improvement in the product mix, and other factors. Ordinary income showed a slight decline because of the impact of foreign currency exchange fluctuations, but net income for the interim period increased.

Financial Condition: At the end of the interim period under review, total assets amounted to ¥556,593 million (a decline of ¥1,015 million from the end of the previous period). The principal changes in assets were an increase in accounts receivable-trade of ¥10,680 million, a decline of ¥15,876 million in cash and time deposits, a drop of ¥1,435 million in inventories, and a decrease of ¥1,138 million in tangible fixed assets.

Liabilities amounted to ¥177,473 million (a decline of ¥8,889 million from the end of the previous period). The principal changes in liabilities were an increase of ¥12,653 million in accrued income taxes, a rise of ¥4,674 million in the reserve for retirement benefits, a decline of ¥16,438 million in accounts payable, and a drop of ¥6,408 million in the reserve for sales rebates.

Shareholders' equity at the end of the interim period was ¥369,790 million (an increase of ¥7,728 million from the end of the previous period), and the shareholders' equity ratio was 66.4%.

Cash Flows: Net income for the interim period before adjustments for income taxes was ¥37,210 million (an increase of ¥2,657 million year on year), but as a result of the increase in accounts receivable accompanying the rise in net sales and a decline in current liabilities because of a reversal of the reserve for sales rebates and other factors, net cash provided by operating activities amounted to ¥19,566 million (a decline of ¥13,574 million from the same period the previous year).

Purchases of property, plant and equipment were ¥12,413 million (an increase of ¥4,205 million year on year), and net cash used in investing

activities amounted to ¥17,982 million (an increase of ¥16,784 million year on year). Net cash used in financing activities totaled ¥14,624 million (an increase of ¥8,934 million year on year), reflecting the payment of cash dividends and the Company's buybacks of shares from the market.

As a result of the above, cash and cash equivalents at the end of the interim period declined ¥17,159 million from the end of the previous period and amounted to ¥104,603 million.

Segment Information

(Sales to external customers by segment):

(1) Sales by Industry Segment

Pharmaceuticals

Within the prescription pharmaceutical sector, expansion was recorded in sales of *ARICEPT* and *ACIPHEX/PARIET* in Europe, the United States, and Asia, while in Japan growth was reported in sales of *ARICEPT* and the peripheral neuropathy treatment *METHCOBAL*. In the over-the-counter sector, sales of the *CHOCOLA BB* group of vitamin B_2 products expanded.

As a result, pharmaceutical sales for the interim period were ¥220,653 million (a 12.2% increase year on year), and operating income amounted to ¥41,145 million (a 4.3% decline year on year).

Other sales

Sales of food and chemical products, veterinary products, and pharmaceutical production machinery amounted to ¥13,782 million (a decrease of 3.9% year on year). However, operating income in this segment was ¥852 million (an increase of ¥1,486 million year on year).

(2) Sales by Geographical Segment

Japan

Sales in Japan amounted to ¥131,146 million for the interim period (an increase of 4.3% year on year), and operating income was ¥40,300 million (an increase of 3.6%). Sales of *ARICEPT* were ¥10,881 million (a gain of 54.2%), and sales of *METHCOBAL* amounted to ¥16,046 million (an increase of 4.6%), thus both posting increases. Profits increased as a consequence of expansion in exports of bulk pharmaceuticals and revenues from industrial property rights.

North America

Sales in North America were ¥84,806 million (an increase of 16.7% year on year), and operating income was ¥2,091 million (a 52.7% decline). Sales of *ARICEPT* amounted to ¥33,436 million (a gain of 16.3%), and those of *ACIPHEX* were ¥50,835 million (an increase of 23.1%). However, profits declined, because of a rise in royalties paid, an increase in staff to strengthen competitiveness, and other factors.

Europe

Sales in Europe amounted to ¥13,975 million (a gain of 51.0% year on year), and operating profit was ¥1,304 million (an increase of 560.0%). *ARICEPT* sales amounted to ¥8,598 million (a 45.5% rise), and those of *PARIET* were ¥2,734 million (up 6.4%).

Asia and Other Areas

Sales were ¥4,506 million (a gain year on year of 36.2%), and operating income amounted to ¥936 million (up 43.9%). Sales of *ARICEPT* amounted to ¥1,281 million (an increase of 58.4% year on year), and those of *PARIET* were ¥606 million (a gain of 95.9%).

Total Overseas Sales

Total sales by geographical region amounted to ¥103,288 million (an increase of 21.2% year on year) and accounted for 44.1% of the Company's total net sales.

Progress in R&D

In June this year, Eisai established a company in the United States for clinical development with the objectives of speedily expediting clinical research for pharmaceuticals under development and obtaining marketing approvals at the earliest possible date.

Among products under development, the Company made applications in the United States in September and in Europe in October—through the United Kingdom as the reference member state,—for additional indication of *ARICEPT* for the treatment of vascular dementia. Moreover, with the aim of attaining new indications in Europe and the United States, in addition to Phase III clinical development already under way for the use of *ARICEPT* in the treatment of advanced Alzheimer's disease, Phase III trials began for dementia accompanying Parkinson's disease and Phase II clinical development commenced for migraine prevention.

Applications are being made for indications for *PARIET/ARICEPT* in the eradication of *H. pylori* and as a maintenance treatment for gastroesophageal reflux disease.

In addition, preparations are under way to apply for trials in Japan of T-614, which Eisai is developing jointly with Toyama Chemical Co., Ltd., for the treatment of rheumatism.

Among pharmaceuticals originally synthesized by Eisai, E5564, an endotoxin antagonist, is in Phase II clinical development in the United States for the treatment of sepsis, and Phase II clinical development began for improved recuperation following coronary artery surgery. Also, E7070, a sulfonamide derivative anticancer compound is in Phase II for the treatment of colon cancer and breast cancer.

Among other activities, KES524, the obesity management agent introduced from Abbott Laboratories, is now in Phase II trials in Japan, and preparations are under way for trials of E2014, for the treatment of cervical dystonia, introduced from Elan Corporation.

In October this year, Eisai also signed a contract with Neurogenetics Inc., of the United States, for R&D that will focus on discovering genes that cause Late Onset Alzheimer's Disease (LOAD).

Production

During the period under review, at its production bases in Japan and overseas, Eisai worked to strengthen systems for providing stable supplies in response to the sales expansion of *ARICEPT* and *ACIPHEX/PARIET.*

In Japan, the Company is moving forward with the adoption of pull-off labels for injection pharmaceuticals that help to prevent medication errors and with the transition to the use of environmentally friendly PTP sheets.

Environmental Issues

Under our corporate-wide environmental management system, Eisai is working to help preserve the earth's environment. These activities include the use of the "Green Power Purchasing Scheme," the reduction of input materials, energy conservation, waste reduction, and recycling.

To enhance public awareness of specific environment-related activities, the Company prepared and published an *Environmental and Social Report 2002.*

Capital Investment

Eisai's capital expenditures in the interim period under review amounted to ¥7,429 million (an increase of ¥1,962 million year on year). The principal use of these funds was for the expansion of pharmaceutical production facilities and R&D facilities in Japan and in the United States.

Dividends

The Company increased its dividend for the interim period by ¥3 per share,

compared with the same period of the previous year, to ¥16 per share. (Payment of dividends will occur on December 6, 2002.)

2. Outlook for Fiscal 2002

In view of performance during the interim period and other factors, Eisai projects the following results for the full fiscal year ending March 31, 2003.

	Millions of yen	Change year on year
Net sales	¥460,000	6.6%
Operating income	78,000	7.3
Ordinary income	78,000	2.5
Net income	43,000	17.8

(These projections utilize the following exchange rates to the Japanese Yen: One U.S. dollar equals ¥120, one euro equals ¥120, and one U.K. pound equals ¥190.)

The projected expansion in sales is expected to be driven by further growth in sales of *ARICEPT* and *ACIPHEX/PARIET* around the world.

Income is also projected to expand, although Eisai will continue to make an aggressive allocation of resources to R&D, because of improvements in the Company's cost ratio and more efficient use of corporate resources.

The Company is planning to pay a cash dividend of ¥16 per share for the second half of the fiscal year, bringing the total dividend for the full fiscal year to ¥32 per share, ¥3 higher than for the previous fiscal year.

Note: The forward-looking statements contained in this report are based on information available to the Company at the time they were issued, and actual results could differ materially from these statements due to changes in economic conditions, foreign exchange rates, conditions affecting the pharmaceutical industry, and other factors.

EISAI CO., LTD.

4-1) CONSOLIDATED BALANCE SHEET (ASSETS)

		September 30, 2001		September 30, 2002		March 31, 2002		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits		¥111,090		**¥84,438**		¥100,315		
Accounts receivable-trade	5	120,218		**140,477**		129,796		
Short-term investments		33,023		**35,518**		31,177		
Inventories		31,193		**32,188**		33,623		
Deferred tax assets		18,062		**18,548**		16,421		
Other current assets		7,283		**8,076**		9,331		
Allowance for doubtful receivables		(399)		**(170)**		(233)		
Total current assets		320,472	57.7	**319,077**	57.3	320,431	57.5	(1,353)
Fixed assets:								
Net property, plant and equipment (Net)		103,613	18.7	**110,974**	**19.9**	112,112	20.1	(1,138)
Buildings and structures	1,2,6	56,267		**57,373**		58,956		
Machinery and vehicles	1,6	19,053		**22,869**		21,767		
Land	2	18,575		**18,468**		18,772		
Construction in progress		2,183		**3,818**		4,113		
Others	1	7,532		**8,445**		8,502		
Intangible assets		9,654	1.7	**14,441**	**2.6**	14,494	2.6	(53)
Investments and other assets		121,794	21.9	**112,100**	**20.2**	110,570	19.8	1,529
Investment securities		71,234		**65,431**		65,473		
Long-term loans receivable		133		**140**		105		
Deferred tax assets		20,393		**17,377**		16,850		
Other assets		30,569		**29,864**		28,788		
Allowance for doubtful receivables		(536)		**(714)**		(647)		
Total fixed assets		235,061	42.3	**237,515**	**42.7**	237,177	42.5	338
Total		¥555,534	100.0	**¥556,593**	**100.0**	¥557,609	100.0	(¥1,015)

EISAI CO., LTD.
4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

		September 30, 2001		September 30, 2002		March 31, 2002		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Accounts payable-trade	5	¥13,212		¥16,864		¥16,584		
Bank borrowings	2	5,833		435		1,054		
Current portion of straight bonds		10,000		–		–		
Current portion of convertible bonds		–		5,290		5,483		
Current portion of long-term debt		85		–		–		
Accounts payable-other		43,099		42,378		58,816		
Accrued expenses		23,439		22,783		25,499		
Accrued income taxes		16,095		18,260		5,607		
Reserve for sales rebates		25,175		21,680		28,089		
Other reserves		669		776		671		
Other current liabilities		5,632		4,691		4,444		
Total current liabilities		143,242	25.8	133,160	23.9	146,249	26.2	(13,088)
Long-term liabilities:								
Straight bonds	2	100		100		100		
Convertible bonds		5,485		–		–		
Long-term debt		210		–		–		
Deffered tax liabilities		927		507		865		
Liability for retirement benefits		34,648		41,344		36,669		
Retirement allowances for Directors		1,827		1,701		1,777		
Other long-term liabilities		718		660		701		
Total long-term liabilities		43,916	7.9	44,313	8.0	40,113	7.2	4,199
Total liabilities		187,158	33.7	177,473	31.9	186,363	33.4	(8,889)
Minority Interests		9,057	1.6	9,329	1.7	9,184	1.7	144
Shareholders' equity:								
Common stock		44,887		44,984		44,888		96
Additional paid-in capital		55,124		55,221		55,125		96
Retained earnings		262,347		292,534		275,051		17,482
Net unrealized gain (loss) on available-for-sale securities		(704)		1,911		(115)		2,026
Foreign currency translation adjustments		(2,329)		(1,155)		1,465		(2,621)
Treasury stock		(6)		(23,706)		(14,353)		(9,352)
Total shareholders' equity		359,318	64.7	369,790	66.4	362,061	64.9	7,728
Total		¥555,534	100.0	¥556,593	100.0	¥557,609	100.0	(¥1,015)

EISAI CO., LTD.
5. CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

		September 30, 2001		September 30, 2002		Increase (Decrease)	March 31, 2002	
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(Millions of Yen)	(%)
Net sales		¥210,988	100.0	**¥234,435**	**100.0**	¥23,446	¥431,673	100.0
Cost of sales		52,301	24.8	**52,743**	**22.5**	442	101,569	23.5
Gross profit on sales		158,687	75.2	**181,691**	**77.5**	23,004	330,104	76.5
Provision (Reversal) of reserve for sales returns		(68)	(0.0)	**115**	**0.0**	184	(76)	(0.0)
Gross profit		158,756	75.2	**181,576**	**77.5**	22,819	330,181	76.5
Selling and general administrative expenses		119,743	56.7	**141,137**	**60.3**	21,394	257,495	59.7
Research and development expenses		24,667	11.7	**27,862**	**11.9**		55,035	12.8
Selling and general administrative expenses		95,076	45.0	**113,275**	**48.4**		202,459	46.9
Operating income		39,013	18.5	**40,438**	**17.2**	1,425	72,685	16.8
Non- operating income		2,446	1.2	**1,810**	**0.8**	(635)	5,039	1.2
Interest income		1,490		**804**			2,444	
Dividend income		220		**203**			340	
Foreign exchange gains		–		**–**			804	
Rent		107		**209**			200	
Amortization of consolidation adjusting accounts		30		**30**			61	
Equity in earnings of associated company		41		**10**			81	
Other non-operating income		556		**552**			1,106	
Non- operating exspenses		1,236	0.6	**2,163**	**0.9**	927	1,606	0.4
Interest expenses		227		**42**			296	
Foreign exchange losses		394		**1,527**			–	
Other non-operating expenses		614		**593**			1,309	
Ordinary Income		40,222	19.1	**40,085**	**17.1**	(137)	76,118	17.6
Extra-ordinary income		201	0.1	**69**	**0.0**	(132)	444	0.1
Gain on sales of property, plant and equipment		70		**7**			93	
Gains on sales of investment securities		–		**36**			2	
Reversal of allowance for doubtful receivables		126		**20**			311	
Other extra-ordinary income		4		**4**			38	
Extra-ordinary loss		5,871	2.8	**2,944**	**1.2**	(2,926)	13,809	3.2
Loss on disposal of fixed assets		245		**302**			861	
Loss on impairment of securities		2,975		**1,923**			5,413	
Loss associated with U.S. vitamin E factory closure	1	2,417		**–**			2,481	
Loss on vitamin E litigation settlement	2	157		**643**			4,647	
Other extra-ordinary loss		76		**75**			405	
Income before income taxes and minority interests		34,553	16.4	**37,210**	**15.9**	2,657	62,754	14.5
Income taxes-current		17,332	8.2	**19,519**	**8.3**		23,870	5.5
Income taxes-deferred		(2,804)	(1.3)	**(4,749)**	**(2.0)**		2,228	0.5
Minority interests		71	0.0	**192**	**0.1**		143	0.0
Net income		¥19,953	9.5	**¥22,248**	**9.5**	¥2,294	¥36,512	8.5

EISAI CO., LTD.
6. CONSOLIDATED STATEMENTS OF ADDITIONAL PAID-IN CAPITAL /RETAINED EARNINGS

		September 30, 2001		**September 30, 2002**		March 31, 2002	
Account Title	Note	(Millions of Yen)		**(Millions of Yen)**		(Millions of Yen)	
Additional paid-in capital beginning balance					**¥55,125**		
Increase in additional paid-in capital							
-Conversion of convertible bonds				**96**	**96**		
Additional paid-in capital ending balance					**55,221**		
Retained earnings, beginning balance			¥246,350		**275,051**		¥246,350
Decrease in retained earnings							
- Dividends		3,853		**4,667**		7,707	
- Bonus to Directors		102	3,956	**98**	**4,765**	102	7,810
Net income			19,953	**22,248**	**22,248**		36,512
Retained earnings, ending balance			¥262,347		**¥292,534**		¥275,051

Note: Increase in additional paid-in capital is presented from this period.

EISAI CO., LTD.

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

		September 30, 2001	**September 30, 2002**	Increase (Decrease)	March 31, 2002
Account Title	Note	(Millions of Yen)	**(Millions of Yen)**	(Millions of Yen)	(Millions of Yen)
I. Operating activities:					
Income before income taxes and minority interests		¥34,553	**¥37,210**		¥62,754
Depreciation and amortization		7,267	**8,506**		15,331
Increase (decrease) in allowance for doubtful receivables		(78)	**14**		(149)
Interest and dividend income		(1,710)	**(1,008)**		(2,784)
Interest expense		227	**42**		296
Equity in earnings of associated companies		(41)	**(10)**		(81)
Net loss on sales and disposal of fixed assets		174	**294**		768
Provision for liability for retirement benefits		3,749	**6,033**		7,476
Gain on sales of short-term investments and investment securities		(1)	**(36)**		(1)
Loss on impairment of securities		2,975	**1,923**		5,413
Loss on vitamin E litigation settlement		157	**643**		4,647
Loss associated with U.S.vitamin E factory closure		2,417	**_**		2,481
Increase in trade receivables		(3,650)	**(13,140)**		(9,853)
Decrease (Increase) in inventories		2,029	**741**		985
Increase (Decrease) in accounts payable		(1,147)	**695**		348
Increase (Decrease) in other current liabilities		(3,671)	**(8,012)**		4,270
Increase (Decrease) in reserve for sales rebates		6,874	**(4,230)**		7,097
Other		5,833	**(2,580)**		3,695
Sub-total		55,957	**27,087**	(28,870)	102,696
Interest and dividends received		1,810	**934**		3,056
Interest paid		(223)	**(153)**		(377)
Payments on vitamin E litigation settlement		(191)	**(1,533)**		(7,155)
Income taxes paid		(24,212)	**(6,767)**		(41,355)
Net cash provided by operating activities		33,140	**19,566**	(13,574)	56,864
II. Investing activities:					
Purchases of short-term investments		(801)	**(13,396)**		(2,801)
Proceeds from sales and redemptions of short-term investments		7,562	**12,339**		13,816
Purchases of property, plant and equipment		(8,208)	**(12,413)**		(16,260)
Proceeds from sales of property, plant and equipment		107	**7**		119
Purchases of intangible assets		(2,124)	**(1,778)**		(6,540)
Payment for acquisition		_	**_**		(1,987)
Purchases of investment securities		(9,357)	**(7,231)**		(17,195)
Proceeds from sales and redemtions of investment securities		5,173	**3,956**		13,554
(Increase) decrease in time deposits (exceeding 3 months)		4,792	**241**		7,705
Other		1,657	**293**		2,422
Net cash used in investing activities		(1,197)	**(17,982)**	(16,784)	(7,166)
III.Financing activies:					
Decrease in short-term bank borrowings		(1,699)	**(577)**		(6,588)
Repayment of long-term debt		(122)	**_**		(417)
Redemption of corporate bond repayment		_	**_**		(10,000)
Purchase of treasury stock		_	**(9,225)**		(13,910)
Dividends paid		(3,853)	**(4,667)**		(7,707)
Other		(14)	**(153)**		(457)
Net cash used in nvesting activities		(5,690)	**(14,624)**	(8,934)	(39,081)
Effect of exchange rate changes on cash and cash equivalents		(1,933)	**(4,118)**	(2,185)	4,298
Net increase (decrease) in cash and cash equivalents		24,319	**(17,159)**	(41,479)	14,914
Cash and cash equivalents of newly consolidated		106,338	**121,763**	15,424	106,338
subsidiaries at beginning of year		509		(509)	509
Cash and cash equivalents at end of period		¥131,167	**¥104,603**	(¥26,564)	121,763

BASIS OF PRESENTING SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
1. Scope of Consolidation	Consolidated subsidiaries: 35 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Sunplanet Co., Ltd. which was established in this period and Gakuen Shoji Co., Ltd. which was affected by a change of voting rights ownership percentage are treated as consolidated subsidiaries. Eisai Europe Ltd. was liquidated in May 2001.	Consolidated subsidiaries: 33 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Palma Bee'Z Research Institute Co., Ltd. and Eisai Medical Research Inc. are treated as consolidated subsidiaries because these were established during this period. Eland Co.,Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged into Sunplanet Co., Ltd. (surviving company) in April 2002.	Consolidated subsidiaries: 36 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Sunplanet Co., Ltd. which was established in this period, and Gakuen Shoji Co.,Ltd. which was affected by a change of voting rights ownership percentage are treated as consolidated subsidiaries. Eisai Europe Ltd. was liquidated in May 2001.
2. Number of Companies Accounted for by the Equity Method	Associated companies: 3 Companies Gakuen Shoji Co.,Ltd. which was affected by a change of rate of voting rights ownership is treated as a consolidated subsidiary from this period. Eisai-Novartis GmbH & Co., KG was liquidated in April 2001.	Associated companies: 3 Companies (Bracco-Eisai Co., Ltd., two other companies)	Associated companies: 3 Companies (Bracco-Eisai Co., Ltd., two other companies) Gakuen Shoji Co., Ltd. which was affected by a change of rate of voting rights ownership is treated as a consolidated subsidiary from this period. Eisai-Novartis GmbH & Co., KG was liquidated in April 2001.
3. Treatment of Subsidiary in which the Semiannual Period End is Other Than That of the Parent Company	The semiannual period end of Eisai (Suzhou) Pharmaceutical Co., Ltd. is June 30. The financial statements of Eisai China Inc. are prepared based on business transactions as of June 30, 2001, with necessary adjustments for material transactions being	The semiannual period end of Eisai China Inc.(formerly Eisai (Suzhou) Pharmaceutical Co., Ltd.) is June 30. The financial statements of Eisai China Inc. are prepared based on business transactions as of June 30, 2001, with necessary adjustments for material transactions being	The annual period end of Eisai (Suzhou) Pharmaceutical Co.,Ltd. is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, 2001, with necessary adjustments for material transactions being made in the Parent

Item	April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
	made in the Parent company's financial statements subsequent to that date.	made in the Parent company's financial statements subsequent to that date.	company's financial statements subsequent to that date.
4. Significant Accounting Policies	1. Accounting Policies for Certain Assets (1) Short-term and Investment Securities Held-to-maturity Securities: Stated at amortized cost. Available-for-sale Securities: Marketable securities: Stated at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives Derivatives are stated at fair market value (3) Inventories Inventories are stated at cost substantially determined by the average method for finished products, goods, work-in-process products, raw materials, supplies. 2. Depreciation of Fixed Assets (1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the	1. Accounting Policies for Certain Assets (1) Short-term and Investment Securities Held-to-maturity Securities: Same as in the left. Available-for-sale Securities: Marketable securities: Same as in the left. Non-marketable securities: Same as in the left. (2) Derivatives Same as in the left. (3) Inventories Inventories are stated at cost substantially determined by the average method for the Company and the consolidated subsidiaries in Japan, and at lower of cost or market method determined by the first-in first-out method in the consolidated subsidiaries outside Japan, for finished products, goods, work-in-process products, raw materials, supplies. 2. Depreciation of Fixed Assets (1) Property, plant and equipment Same as in the left	1. Accounting Policies for Certain Assets (1) Short-term and Investment Securities Held-to-maturity Securities: Same as in the semiannual report for 2001. Available-for-sale Securities: Marketable securities: Stated at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Same as in the semiannual report for 2001. (2) Derivatives Same as in the semiannual report for 2001. (3) Inventories Same as in the semiannual report for 2001. 2. Depreciation of Fixed Assets (1) Property, plant and equipment Same as in the semiannual report for 2001

Item	April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
	assets in the Company and consolidated subsidiaries in Japan, while the straight-line method is used in foreign consolidated subsidiaries. The ranges of useful lives of assets are noted below. Buildings 15 to 65 years Machinery and equipment 6 to 7 years		
	(2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method for the Parent Company and all consolidated subsidiaries. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years.	(2) Intangible assets Same as in the left	(2) Intangible assets Same as in the semiannual report for 2001
	3. Accounting Policies for Certain Reserves	3. Accounting Policies for Certain Reserves	3. Accounting Policies for Certain Reserves
	(1) Allowance for doubtful receivables The allowance for doubtful receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in receivables outstanding.	(1) Allowance for doubtful receivables Same as in the left	(1) Allowance for doubtful receivables Same as in the semiannual report for 2001
	(2) Reserve for sales rebates Reserve is stated at an amount determined by multiplying inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion	(2) Reserve for sales rebates Same as in the left	(2) Reserve for sales rebates Same as in the semiannual report for 2001

Item	April 1, 2001-September 30, 2001	April 1, 2002-September 30, 2002	April 1, 2001-March 31, 2002
	of sales rebates in consolidated subsidiaries is calculated using an estimated rebate percentage associated with sales amounts at the end of the period.		
	(3) Other reserves For the Parent Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other current reserves in current liabilities of the period.	(3) Other reserves For the Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other current reserves in current liabilities of the period.	(3) Other reserves For the Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other current reserves in current liabilities of the period.
	a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at the maximum amount permitted to be charged to income under the Japanese Income Tax Law.	a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the average of returns of goods sold over 18 months and the profit margin of the period.	a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the average of returns of goods sold over two consolidated account years and the profit margin of the period.
	b) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over 18 months.	b) Reserve for write-off of goods returned Same as in the left	b) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two consolidated account years.
	(4) Retirement benefits The Company accounted for the liability for retirement benefits based on projected	(4) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for	(4) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for

Item	April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
	benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the preceding fiscal year. (5) Retirement allowances for Directors and Corporate Auditors The Company and the consolidated subsidiaries in Japan provide a reserve for retirement allowances for Directors and Corporate Auditors in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the period.	retirement benefits based on projected benefit obligations. And plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss by the Company is being amortized over five years by the straight-line method from the preceding fiscal year. (5) Retirement allowances for Directors and Corporate Auditors The Company and certain consolidated subsidiaries in Japan provide a reserve for retirement allowances for Directors and Corporate Auditors in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the period.	the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the preceding fiscal year. (5) Retirement allowances for Directors and Corporate Auditors Same as in the semiannual report for 2001

Item	April 1, 2001-September 30, 2001	April 1, 2002-September 30, 2002	April 1, 2001-March 31, 2002
	4. Standards for translation of principal assets and liabilities in foreign currencies into Yen Monetary receivables and payables denominated in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the closing date of the interim period, income, and expense thereof are translated into Yen based on the average rate during the interim period and any difference arising out of such translation is included in the currency translation adjustment account in shareholders' equity.	4. Standards for translation of principal assets and liabilities in foreign currencies into Yen Same as in the left	4. Standards for translation of principal assets and liabilities in foreign currencies into Yen Monetary receivables and payables denominated in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the closing date of the period, income, and expense thereof are translated into Yen based on the average rate during the annual period and any difference arising out of such translation is included in the currency translation adjustment account in shareholders' equity.
	5. Leases Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease for the Parent Company and subsidiaries in Japan. For subsidiaries outside Japan, finance leases are generally accounted for as capital leases.	5. Leases Same as in the left	5. Leases Same as in the semiannual report for 2002

Item	April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
	6. Consumption tax treatment Income and expenses are recorded net of consumption taxes.	6. Consumption tax treatment Same as in the left	6. Consumption tax treatment Same as in the semiannual report for 2001
5. Cash and Cash Equivalents	Cash and cash equivalents in the interim consolidated statements of cash flows are comprised of, cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	Same as in the left	Cash and cash equivalents in the consolidated statements of cash flows are comprised of, cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.

Additional Information

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
------------	Accounting for treasury stock and the reversal of legal reserve etc. The Company applied the Accounting Standard on Treasury Stock and the Reversal of Legal Reserve etc. (Corporate Accounting Standard, sub-paragraph 1) from this period. The effect of this application to profits and losses for this period is insignificant. In accordance with the revision of the Regulations of Interim Consolidated Financial Statements, shareholders' equity section in the interim consolidated balance sheet and the interim consolidated statement of retained earning for the period were provided under the revised regulations.	-----------

(Notes to Balance Sheets)

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
*1. Accumulated depreciation of property, plant, and equipment is 152,488 million yen.	*1. Accumulated depreciation of property, plant, and equipment is 162,379 million yen.	*1. Accumulated depreciation of property, plant, and equipment is 158,082 million yen.
*2. Pledged assets and debts Pledged assets Buildings and structures 987 million yen Land 275 million yen Total 1,254 million yen Pledged debts Short-term loans 480 million yen Bonds 100 million yen	*2.Pledged assets and debts Pledged assets Land 82 million yen Pledged debts Bonds 100 million yen	*2.Pledged assets and debts Pledged assets Buildings and structures 341 million yen Land 242 million yen Total 583 million yen Pledged debts Short-term loans 150 million yen Bonds 100 million yen
3. Guarantee debts The Parent Company is a solidarity guarantee for the following warrantees.	3. Guarantee debts The Parent Company is a solidarity guarantee for the following warrantees	3. Guarantee debts The Parent Company is a solidarity guarantee for the following warrantees.

April 1, 2001-September 30, 2001:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	10
Wakayama Seikaken Co., Ltd.	Bank loans	5

April 1, 2002-September 30, 2002:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	142

April 1, 2001-March 31, 2002:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	147
Wakayama Seikaken Co., Ltd.	Bank loans	5

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
4. Trade notes receivable discounted amounted to 563 million yen. Endorsement of notes receivable was 8 million yen.	4. --------------------	4. Trade notes receivable discounted amounted to 272 million yen.
*5. Matured notes at the closing date of the period were settled on note clearing date. As the closing date of the period fell on holiday of banking facilities, the following matured notes were included in the balance at the end of the period; Notes receivable 523 million yen	*5. ――――――――	*5. Matured notes at the closing date of the period were settled on note clearing date. As the closing date of the period fell on holiday of banking facilities, the following matured notes were included in the balance at the end of the period; Notes receivable 223 million yen

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
Notes payable 79 million yen *6. Reduction entry deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies was 205 million yen, and includes the following items; Buildings and structures 20 million yen Machinery and equipment, and delivery equity 185 million yen	 *6. Same as in the left	 *6. Reduction entry deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies was 205 million yen, and includes the following items; Buildings and structures 20 million yen Machinery and equipment, and delivery equity 185 million yen

(Notes to the Interim Consolidated Profit and Loss Accounts)

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
*1. Loss associated with U.S. vitamin E factory closure Extra-ordinary loss recorded in the period associated with the U.S. vitamin E factory closure amounted to 2,417 million yen. This loss is associated with the closure of a synthetic vitamin E production facility and the discontinuance of bulk chemical sales in a U.S. subsidiary and the loss has been recorded as an extra-ordinary loss in the period under review. The loss is mainly comprised of a valuation loss on property, plant and equipment of 1,941 million yen.	*1. ―――――	*1. Loss associated with U.S. vitamin E factory closure Extra-ordinary loss recorded in the period associated with the U.S. vitamin E factory closure amounted to 2,481 million yen. This loss is associated with the closure of a synthetic vitamin E production facility and the discontinuance of bulk chemical sales in a U.S. subsidiary and the loss has been recorded as an extra-ordinary loss in the period under review. The loss is mainly comprised of a valuation loss on property, plant and equipment of 1,994 million yen.
*2. Loss on vitamin E litigation settlement Extra-ordinary loss recorded in the period as "Loss on vitamin E litigation settlement" amounted to 157 million yen including legal fees and other expenses associated with litigation.	*2. Loss on vitamin E litigation settlement Extra-ordinary loss recorded in the period as "Loss on vitamin E litigation settlement" amounted to 643 million yen including additional expenses associated with civil settlements reached with direct and indirect purchasers of synthetic vitamin E in the U.S., etc.	*2. Loss on vitamin E litigation settlement Extra-ordinary loss recorded in the period as "Loss on vitamin E litigation settlement" amounted to 4,647 million yen including additional expenses associated with civil settlements reached with direct purchasers of synthetic vitamin E in the U.S., and a charge levied by a notice of determination of the European Commission, etc.

(Notes to the Statements of Cash Flows)

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
(1) Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end. (as of September 30, 2001)	(1) Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end. (as of September 30, 2002)	(1) Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end. (as of March 31, 2002)

April 1, 2001- September 30, 2001	April 1, 2002- September 30, 2002	April 1, 2001- March 31, 2002
Cash and time deposits 111,090 million yen Marketable securities 33,023 million yen Total 144,114 million yen Time deposits in which maturities are over three months (3,389 million yen) Over 3 month investments included in "Short-tem investments" (9,557 million yen) Cash and cash equivalents 131,167 million yen	Cash and time deposits 84,438 million yen Marketable securities 35,518 million yen Total 119,957 million yen Time deposits in which maturities are over three months (237 million yen) Over 3 month investments included in "Short-tem investments" (15,116 million yen) Cash and cash equivalents 104,603 million yen	Cash and time deposits 100,315 million yen Marketable securities 31,177 million yen Total 131,492 million yen Time deposits in which maturities are over three months (492 million yen) Over 3 month investments included in "Short-tem investments" (9,237 million yen) Cash and cash equivalents 121,763 million yen

8. SEGMENT INFORMATION

1. Industry Segment Information

1) For the interim period ended September 30, 2001 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Net sales to customers	¥196,652	¥14,336	¥210,988	–	¥210,988
(2) Intersegment sales	43	4,701	4,744	(¥4,744)	–
Total net sales	196,695	19,038	215,733	(4,744)	210,988
Operating expenses	153,691	19,672	173,363	(1,388)	171,975
Operating income (loss)	¥43,003	(¥634)	¥42,369	(¥3,356)	¥39,013

2) For the interim period ended September 30, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Net sales to customers	¥220,653	¥13,782	¥234,435	¥–	¥234,435
(2) Intersegment sales	123	7,140	7,264	(¥7,264)	–
Total net sales	220,776	20,923	241,699	(7,264)	234,435
Operating expenses	179,631	20,070	199,702	(5,705)	193,996
Operating income (loss)	41,145	852	41,997	(1,559)	40,438

3) For the fiscal year ended March 31, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Net sales to customers	¥405,433	¥26,240	¥431,673	¥–	¥431,673
(2) Intersegment sales	97	14,410	14,507	(¥14,507)	–
Total net sales	405,530	40,651	446,181	(14,507)	431,673
Operating expenses	324,912	41,028	365,941	(6,953)	358,988
Operating income (loss)	¥80,618	(¥377)	¥80,240	(¥7,554)	¥72,685

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc; Others
Others	Veterinary and livestock feed products; Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2001: ¥3,544 million
For the period ended September 30, 2002: ¥1,571million
For the year ended March 31, 2002: ¥7,457 million

2. Geographical Segment Information

1) For the interim period ended September 30, 2001 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income							
(1) Net sales to customers	¥125,779	¥72,645	¥9,254	¥3,308	¥210,988	¥–	¥210,988
(2) Intersegment sales	20,795	6,285	981	49	28,112	(¥28,112)	–
Total net sales	146,575	78,931	10,236	3,358	239,101	(28,112)	210,988
Operating expenses	107,661	74,507	10,038	2,707	194,915	(22,939)	171,975
Operating income	¥38,913	¥4,424	¥197	¥650	¥44,186	(¥5,173)	¥39,013

2) For the interim period ended September 30, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income							
(1) Net sales to customers	¥131,146	¥84,806	¥13,975	¥4,506	¥234,435	–	¥234,435
(2) Intersegment sales	28,948	6,709	1,410	33	37,101	(¥37,101)	–
Total net sales	160,095	91,515	15,385	4,540	271,536	(37,101)	234,435
Operating expenses	119,795	89,424	14,081	3,603	226,904	(32,907)	193,996
Operating income (loss)	40,300	2,091	1,304	936	44,632	(4,193)	40,438

3) For the fiscal year ended March 31, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income							
(1) Net sales to customers	¥246,569	¥157,017	¥21,054	¥7,032	¥431,673	¥–	¥431,673
(2) Intersegment sales	46,795	11,977	2,850	73	61,697	(¥61,697)	–
Total net sales	293,365	168,995	23,904	7,106	493,371	(61,697)	431,673
Operating expenses	220,474	162,388	22,298	6,287	411,448	(52,460)	358,988
Operating income	¥72,890	¥6,606	¥1,606	¥818	¥81,922	(¥9,236)	¥72,685

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, Germany, France, etc.
- -Asia and Others: East Asia, Southeast-Asia, South America, -Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia

and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2001:	¥3,544 million
For the period ended September 30, 2002:	¥1,571 million
For the year ended March 31, 2002:	¥7,457 million

3. Overseas Sales

1) For the interim period ended September 30, 2001 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥75,346	¥12,216	¥4,979	¥92,542
2. Consolidated sales				¥210,988
3. Share of overseas sales (%)	35.7%	5.8%	2.4%	43.9%

2) For the interim period ended September 30, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥86,156	¥21,832	¥5,836	¥113,825
2. Consolidated sales				¥234,435
3. Share of overseas sales (%)	36.9 %	9.3 %	2.5 %	48.6 %

3) For the fiscal year ended March 31, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥162,719	¥27,134	¥9,729	¥199,583
2. Consolidated sales				¥431,673
3. Share of overseas sales(%)	37.7%	6.3%	2.2%	46.2%

Note:

(1) Segmentation of the areas is based on geographical proximity.

(2) Major areas and countries included in this category:

-North America: The United States and Canada.

-Europe: The United Kingdom, Germany, France, etc.

-Asia and Others: East Asia, Southeast- Asia, South America,-Central America, etc.

(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9. LEASE TRANSACTIONS

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	Sep-30-2001			**Sep-30-2002**			Mar-31-2002		
	Acquisition cost	Accumulated depreciation	Net leased property	Acquisition cost	Accumulated depreciation	Net leased property	Acquisition cost	Accumulated depreciation	Net leased property
Buildings and structures:	¥2	¥1	¥1	¥2	¥1	¥1	¥2	¥1	¥1
Machinery and vehicles:	771	317	454	744	387	357	750	343	406
Others:	3,316	1,704	1,611	3,253	1,301	1,952	3,457	1,239	2,217
Total:	¥4,091	¥2,024	¥2,067	¥4,001	¥1,690	¥2,310	¥4,210	¥1,585	¥2,625

(2) Obligation under financial leases (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Due within one year	¥813	¥984	¥1,002
Due over one year	1,289	1,376	1,699
Total	¥2,103	¥2,361	¥2,701

(3) Actual lease payments, Depreciation expense, Interest expense (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Actual lease payments	¥546	¥567	¥1,214
Depreciation expense	501	532	1,128
Interest expense	¥31	¥41	¥ 79

(4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest -bearing.

2. Minimum rental payments under non-cancelable operating leases (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Due within one year	¥504	¥774	¥844
Due over one year	1,749	1,052	1,840
Total	¥2,254	¥1,826	¥2,684

10. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY MARKETABLE BONDS

(Millions of Yen)

	Sep-30-2001			**Sep-30-2002**			Mar-31-2002		
	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)
1. National & Local bonds	¥10	¥10	¥--	¥--	¥--	¥--	¥10	¥10	¥0
2.Corporate bonds	44,433	43,736	(697)	41,147	38,215	(2,931)	41,507	37,814	(3,693)
3. Other	2,202	2,215	13	7,498	7,506	7	2,398	2,403	4
Total:	¥46,646	¥45,962	¥ (683)	48,646	45,722	(2,923)	¥43,916	¥40,228	¥ (3688)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	Sep-30-2001			**Sep-30-2002**			Mar-31-2002		
	Cost	Carrying amount	Unrealized Gain (Loss)	Cost	Carrying amount	Unrealized Gain (Loss)	Cost	Carrying amount	Unrealized Gain (Loss)
1. Equity securities	¥20,238	¥18,989	(¥1,249)	¥16,693	¥19,591	¥2,898	¥18,397	¥18,268	(¥128)
2. Debt securities	220	225	5	1	1	(0)	11	11	0
National & Local bonds	10	10	0	_	_	_	10	10	0
Corporate bonds	210	215	4	1	1	(0)	1	1	0
3. Other	13,109	13,113	4	8,934	9,001	67	9,188	9,129	(59)
Total:	¥33,568	¥32,328	(¥1,239)	¥25,629	¥28,594	¥2,965	¥27,597	¥27,409	(¥187)

Notes:

In the period ended September 30, 2002, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥ 1,854 million.

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the market value at the period end is between 30 % and 50 % of the carrying cost, judging from the transition of market price and the fair value at the period ends of its preceding consolidated fiscal year and interim period, except when it is anticipated that the market value is recoverable.

3. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES WHOSE FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
1. Held-to-Maturity Securities			
Unlisted foreign bonds	¥ -	**¥ -**	¥ -
2. Available-for-sale securities			
Unlisted stocks, except OTC traded stocks	¥1,542	**¥1,028**	¥1,056
Money management fund (MMF)	¥11,717	**¥12,198**	¥12,898
Mid-term domestic bond fund	¥1,544	**¥1,098**	¥1,534
Free financial funds (FFF)	¥10,204	**¥7,105**	¥7,506
Senior investment securities	¥ -	**¥2,000**	¥2,000

11. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Sep-30-2001				**Sep-30-2002**				Mar-31-2002			
	Contracted amount	Over 1 Year	Fair value	Unreal-ized Gain (Loss)	**Contracted amount**	**Over 1 Year**	**Fair value**	**Unreal-ized Gain (Loss)**	Cont racted amount	Over 1 Year	Fair value	Unreal-ized Gain (Loss)
Foreign currency Forward contracts Receivables: U.S. dollars	-	-	-	-	**2,939**	**-**	**2,945**	**(6)**	-	-	-	-
Payables: Y en	¥3,637	-	¥3,395	¥ (242)	**808**		**775**	**(33)**	¥602	-	¥530	(¥72)
Total:				¥ (242)				**(39)**				(¥72)

Notes:

	Sep-30-2001	Sep-30-2002	Mar-31-2002
Market value calculation methods	The fair market values of these quotations were estimated based on forward rates	The fair market values of these quotations were estimated based on forward rates	The fair market values of these quotations were estimated based on forward rates

12. PRODUCTION, PRODUCTION BY ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Unit: Millions of Yen)

Segment	Apr-1 to Sep-30-2001	**Apr-1 to Sep- 30, 2002**	Apr-1-2001 to Mar-31-2002
	Amount	**Amount**	Amount
Pharmaceuticals	¥196,685	**¥218,240**	¥460,670
Others	5,647	**3,751**	8,799
Total	¥202,332	**¥221,991**	¥469,469

Note: The amounts are evaluated by sales price and do not include consumption tax.

(2) Product purchases

(Unit: Millions of Yen)

Segment	Apr-1 to Sep-30-2001	**Apr-1 to Sep- 30, 2002**	Apr-1-2001 to Mar-31-2002
	Amount	**Amount**	Amount
Pharmaceuticals	¥10,780	**¥10,131**	¥20,321
Others	5,755	**4,660**	9,935
Total	¥16,535	**¥14,791**	¥30,256

Note: The amounts are evaluated by purchase price and do not include consumption tax.

2. Production by Order

The Company and the consolidated subsidiaries did not produce by order. Production was made based on sales forecasts.

3. Sales Results

(Unit: Millions of Yen, %)

Sales results by business segment	Apr-1 to Sep-30-2001		**Apr-1 to Sep-30-2002**		Apr-1-2001 to Mar-31-2002	
	Amount	%	**Amount**	**%**	Amount	%
Pharmaceuticals	¥196,652	93.2	**¥220,653**	**94.1**	¥405,433	93.9
Japan	114,704	54.3	**117,389**	**50.1**	225,109	52.2
North America	70,051	33.2	**84,272**	**35.9**	153,663	35.6
Europe	8,587	4.1	**13,373**	**5.7**	19,628	4.5
Asia and Others	3,309	1.6	**5,618**	**2.4**	7,032	1.6
Others	14,336	6.8	**13,782**	**5.9**	21,240	6.1
Japan	11,074	4.5	**12,645**	**5.4**	21,460	5.0
Overseas	3,261	1.5	**1,136**	**0.5**	4,780	1.1
Total	¥210,988	100.0 %	**¥234,435**	**100.0**	¥431,673	100.0%

Note: 1.In the above noted sales amounts, consumption taxes are not included.

2.In the previous consolidated fiscal year period, sales results were reported according to geographical segment. Sales results for the previous interim period have been reclassified in accordance with this geographical segmentation.

EISAI CO., LTD. NON-CONSOLIDATED SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
November 6, 2002

On November 6, 2002, Eisai Co., Ltd., announced non-consolidated semiannual financial results for the fiscal year ending March 31, 2003.

- Date of the Board of Directors' Meeting for presentation of non-consolidated semiannual financial results: November 6, 2002
- Date for commencement of payment of interim dividends: December 6, 2002
- Eisai Co., Ltd., is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Interim dividend distributed, and 1 unit represents 100 shares.
- Securities code number: 4523
- Representative of corporation: Haruo Naito
  President and Chief Executive Officer
- Inquiries should be directed to: Nobuo Deguchi
  Vice President
  In Charge of Public Relations & Legal Affairs

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 03-3817-5190
URL: http://www.eisai.co.jp

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1.NON-CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (April 1, 2002 – September 30, 2002)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2002- September 30, 2002	¥150,241 mil.	9.1%	¥37,448 mil.	7.9%	¥36,615 mil.	3.9%
April 1, 2001- September 30, 2001	¥137,722 mil.	5.0%	¥34,717 mil.	5.3%	¥35,246 mil.	5.1%
April 1, 2001- March 31, 2002	¥275,032 mil.		¥63,904 mil.		¥66,026 mil.	

Period	Net Income	Percent Change	Earnings per Share(EPS)
April 1, 2002- September 30, 2002	¥19,743 mil.	14.7%	¥67.92
April 1, 2001- September 30, 2001	¥17,208 mil.	163.3%	¥58.05
April 1, 2001- March 31, 2002	¥30,821 mil.		¥104.25

Note 1: Average number of shares outstanding:
- Interim period ended September 30, 2002: 290,713,144
- Interim period ended September 30, 2001: 296,450,321
- Fiscal year ended March 31, 2002: 295,652,317

Note 2: There have been no changes in accounting methods used by the Company during the period ended September 30, 2002 and 2001.

Note 3: Percentage increase (decrease) compares periods ended September 30, 2001 and 2000.

(2) DIVIDENDS

Period	Dividends per Share	
	Interim	Annual
April 1, 2002- September 30, 2002	¥16.00	-
April 1, 2001- September 30, 2001	¥13.00	-
April 1, 2001- March 31, 2002	-	¥29.00

(3) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
September 30, 2002	¥467,782 mil.	¥363,019 mil.	77.6 %	¥1,257.02
September 30, 2001	¥464,587 mil.	¥359,303 mil.	77.3%	¥1,212.02
March 31, 2002	¥446,988 mil.	¥355,195 mil.	79.5%	¥1,217.58

Notes : Number of shares issued and outstanding:
- As of September 30, 2002: 288,793,798
- As of September 30, 2001: 296,450,685
- As of March 31, 2002: 291,721,876

Treasury Stock (shares):
- As of September 30, 2002: 7,771,995
- As of September 30, 2001: 2,303
- As of March 31, 2002: 4,732,269

2. FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2003

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share	
				Interim	Annual
April 1, 2002 - March 31, 2003	¥285,000 mil.	¥66,000 mil.	¥37,000 mil.	¥16.00	¥32.00

Note : Forecasted Annual Earnings per Share (EPS): ¥128.12

All figures less than ¥1,000,000 have been omitted. Refer to page 9 of the consolidation in the attached materials in regard

EISAI CO., LTD.
1-1) NON-CONSOLIDATED BALANCE SHEET

Account Title	Note	September 30, 2001 (Millions of Yen)	September 30, 2001 (%)	September 30, 2002 (Millions of Yen)	September 30, 2002 (%)	March 31, 2002 (Millions of Yen)	March 31, 2002 (%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits		¥45,696		¥48,637		¥35,206		
Notes receivable-trade	5	13,481		11,304		11,804		
Accounts receivable-trade		95,980		96,588		92,930		
Short-term investments		27,549		31,854		26,351		
Inventories		23,982		22,713		24,810		
Deferred tax assets		12,096		10,781		9,556		
Other current assets		7,909		13,070		13,141		
Allowance for doubtful receivables		(1,622)		(13)		—		
Total current assets		225,073	48.4	234,937	50.2	213,801	47.8	21,136
Fixed assets:								
Property, plant and equipment:								
Buildings and structures	1,6	36,253		37,114		37,460		
Land		10,013		10,013		10,013		
Others	1,6	19,460		24,067		23,898		
Net property, plant and equipment		65,727	14.2	71,195	15.2	71,371	16.0	(176)
Intangible assets:								
Software		8,441		10,888		10,917		
Patents, telephone rights and others		456		395		421		
Total intangible assets		8,898	1.9	11,284	2.4	11,338	2.5	(54)
Investments and other assets:								
Investment securities		68,264		58,867		59,669		
Investments in subsidiaries and associated companies		42,017		42,496		42,461		
Insurance reserve		24,066		23,091		22,621		
Deferred tax assets		19,527		16,999		16,131		
Other assets		14,680		14,133		14,703		
Allowance for doubtful receivables		(3,667)		(5,223)		(5,109)		
Total investments and other assets		164,889	35.5	150,365	32.2	150,476	33.7	(111)
Total fixed assets		239,514	51.6	232,844	49.8	233,187	52.2	(342)
Total assets		¥464,587	100.0	¥467,782	100.0	¥446,988	100.0	¥20,793

EISAI CO., LTD.
1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES AND SHAREHOLDERS' EQUITY)

		September 30, 2001		September 30, 2002		March 31, 2002		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Notes payable-trade		¥807		¥671		¥780		
Accounts payable-trade		6,444		8,041		6,530		
Current portion of straight bonds		10,000		–		–		
Current portion of convertible bonds		–		5,290		5,483		
Accounts payable-other		17,038		16,278		24,358		
Accrued expenses		12,235		11,903		11,923		
Accrued income taxes		14,628		16,047		3,432		
Accrued consumption taxes	4	1,054		1,222		207		
Reserve for sales rebates		624		832		596		
Other reserves		702		755		661		
Other current liabilities		2,950		4,067		2,580		
Total current liabilities		66,487	14.3	65,111	13.9	56,553	12.6	8,557
Long-term liabilities:								
Convertible bonds		5,485		–		–		
Liability for retirement benefits		31,742		38,076		33,609		
Retirement allowances for Directors		1,568		1,575		1,629		
Total long-term liabilities		38,796	8.4	39,651	8.5	35,239	7.9	4,412
Total liabilities		105,284	22.7	104,762	22.4	91,792	20.5	12,969
Shareholders' equity:								
Common stock		44,887	9.7	44,984	9.6	44,888	10.1	96
Additional paid-in capital		55,124	11.9	55,221	11.8	55,125	12.3	96
Legal reserve		7,899	1.7	7,899	1.7	7,899	1.8	
General reserve	2	230,004		251,003		230,004		20,999
Unappropriated earnings for the period		22,133		25,879		31,892		(6,012)
Total retained earnings		252,137	54.2	284,783	59.2	261,896	58.6	14,986
Net unrealized gain (loss) on available-for-sale securities		(738)	(0.2)	1,735	0.4	(260)	(0.1)	1,996
Treasury stock		(6)	(0.0)	(23,706)	(5.1)	(14,353)	(3.2)	(9,352)
Total shareholders' equity		359,303	77.3	363,019	77.6	355,195	79.5	7,823
Total liabilities and shareholders' equity		¥464,587	100.0	¥467,782	100.0	¥446,988	100.0	¥20,793

EISAI CO., LTD.

2. NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

		April 1, 2001 - Sep. 30,2001		**April 1, 2002 - Sep. 30,2002**		Increase (Decrease)	April 1, 2001 - Mar. 31,2002	
Account Titles	Note	(Millions of Yen)	(%)	**(Millions of Yen)**	**(%)**	(Millions of Yen)	(Millions of Yen)	(%)
Net sales		¥137,722	100.0	**¥150,241**	**100.0**	¥12,518	¥275,032	100.0
Cost of sales		42,545	30.9	**44,594**	**29.7**	2,048	84,260	30.6
Gross margin		95,176	69.1	**105,646**	**70.3**	10,469	190,772	69.4
Provision (Reversal) of reserve for sales returns		(65)	(0.1)	**88**	**0.0**	153	(93)	(0.0)
Gross profit		95,241	69.2	**105,557**	**70.3**	10,315	190,865	69.4
Selling, general and administrative expenses		60,524	44.0	**68,109**	**45.4**	7,584	126,960	46.2
1. Research and development expenses		23,772		**26,938**			51,872	
2. Other selling, general and expenses		36,751		**41,171**			75,087	
Operating income		34,717	25.2	**37,448**	**24.9**	2,731	63,904	23.2
Non-operating income	1	1,475	1.1	**1,382**	**0.9**	(93)	3,468	1.3
Non-operating expenses	2	947	0.7	**2,214**	**1.4**	1,267	1,346	0.5
Ordinary income		35,246	25.6	**36,615**	**24.4**	1,369	66,026	24.0
Extra-ordinary income		1,188	0.9	**37**	**0.0**	(1,151)	1,468	0.5
Extra-ordinary loss	3	6,685	4.9	**2,939**	**2.0**	(3,746)	14,213	5.1
Income before income taxes		29,748	21.6	**33,713**	**22.4**	3,964	53,281	19.4
Income taxes-current		15,569	11.3	**17,491**	**11.6**	1,922	19,893	7.3
Income taxes-deferred		(3,028)	(2.2)	**(3,521)**	**(2.3)**	(492)	2,567	0.9
Net income		17,208	12.5	**19,743**	**13.1**	2,535	30,821	11.2
Retained earnings brought forward		4,924		**6,135**		(1,210)	4,924	
Interim dividends paid		-		**-**		-	3,853	
Unappropriated retained earnings for the period		¥22,133		**¥25,879**		¥3,746	¥31,892	

BASIS OF PRESENTING SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
1. Standards and Methods for Evaluating Assets	(1) Securities Held-to-Maturity Securities: Stated at amortized cost (straight line method) Common Stock of Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities Marketable securities: Stated at fair market value on the closing date of the interim period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives Generally stated at fair market value. (3) Inventories Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost determined by the average method.	(1) Securities Held-to-Maturity Securities: Same as in the left Common stock of Subsidiaries and Associated Companies: Same as in the left Available-for-Sale Securities Marketable securities: Same as in the left Non-marketable securities: Same as in the left (2) Derivatives Same as in the left (3) Inventories Same as in the left	1) Securities Held-to-Maturity Securities: Same as in the semiannual report for 2001 Common stock of Subsidiaries and Associated Companies: Same as in the semiannual report for 2001 Available-for-Sale Securities Marketable securities: Stated at fair market value on the closing date of the period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Same as in the semiannual report for 2001 (2) Derivatives Same as in the semiannual report for 2001 (3) Inventories Same as in the semiannual report for 2001
2. Depreciation of Fixed Assets	(1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are as follows:	(1) Property, plant and equipment Same as in the left	(1) Property, plant and equipment Same as in the semiannual report for 2001

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
	Buildings and structures 15 to 65 years Machinery and equipment 6 to 7 years (2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years. (3) Long-term prepaid expenses Amortization for long-term prepaid expenses is computed by the straight-line method. Amortization period is according to the same regulation in the Japanese Income Tax Law.	(2) Intangible assets Same as in the left ――――――	(2) Intangible assets Same as in the semiannual report for 2001 ――――――
3. Accounting Standards for Reserves	(1) Allowance for doubtful accounts receivable The allowance for doubtful accounts receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in accounts receivable outstanding. (2) Reserve for sales rebates Reserve is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the last rebate ratio, in order to provide for expenditure of sales rebates which are expected to be incurred after the end of the period.	(1) Allowance for doubtful accounts receivable Same as in the left (2) Reserve for sales rebates Same as in the left	(1) Allowance for doubtful accounts receivable Same as in the semiannual report for 2001 (2) Reserve for sales rebates Same as in the semiannual report for 2001

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
	(3) Other reserves (a) Reserve for returns of goods sold A reserve is provided at an amount sufficient to cover . possible losses on sales returns. It is stated at the maximum amount permitted to be charged to income under the Japanese Income Tax Law.	(3) Other reserves (a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the accounts receivable balance at the end of the interim period and average ratio of returns of goods sold over 18 month and the profit margin of the period.	(3) Other reserves (a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the accounts receivable balance at the end of the period and the average ratio of returns of goods sold over two fiscal years and the profit margin of the period.
	(b) Reserve for write-off goods returned. The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over 18 months.	(b) Reserve for write-off goods returned. Same as in the left	(b) Reserve for write-off of goods returned. The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal years.
	(4) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000 was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.	(4) Retirement benefits Same as in the left	(4) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000 was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
	The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income The unrecognized actuarial loss is being amortized over five years on the straight -line method and charged to operating expenses from the preceding fiscal year. (5) Retirement allowances for Directors The reserve for severance benefits for Directors and Corporate Auditors is provided in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the interim period.	(5) Retirement allowances for Directors The reserve for severance benefits for Directors and Corporate Auditors is provided in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the interim period.	The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income The unrecognized actuarial loss is being amortized on the declining-balance method over five years and charged to operating expenses from the preceding fiscal year. (5) Retirement allowances for Directors The reserve for severance benefits for Directors and Corporate Auditors is provided in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the period.
4. Standards for Translation of Principal Assets and Liabilities in Foreign Currencies into Yen	Monetary receivables and payables denominated in foreign currencies are translated into Yen at the exchange rate on the closing date of the interim period. The foreign exchange gains and losses from translation are recognized in the statements of income.	Same as in the left	Monetary receivables and payables denominated in foreign currencies are translated into Yen at the exchange rate on the closing date of the period. The foreign exchange gains and losses from translation are recognized in the statements of income.

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
5. Leases	Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.	Same as in the left	Same as in the semiannual report for 2001
6. Hedge Accounting	(1) Methods of hedge accounting Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized. (2) Hedge procedures and hedge targets a. Hedge procedures foreign currency forward contracts b. Hedge target to manage the exposures to fluctuations in foreign exchange (3) Hedge Method Foreign currency forward contracts are executed in order to hedge foreign exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.	(1) Methods of hedge accounting Same as in the left (2) Hedge procedures and hedge targets Same as in the left (3) Hedge Method Same as in the left	(1) Methods of hedge accounting Same as in the semiannual report for 2001 (2) Hedge procedures and hedge targets Same as in the semiannual report for 2001 (3) Hedge Method Same as in the semiannual report for 2001

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
	(4) Method of evaluating effectiveness of hedges Foreign currency forward contracts were made with the same currency, amount and duration which are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and evaluated at the time of the end of the interim period.	(4) Method of evaluating effectiveness of hedges Same as in the left	(4) Method of evaluating effectiveness of hedges Foreign currency forward contracts were made with the same currency, amount and duration which are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and evaluated at the time of the end of the period.
7. Consumption Taxes	Income and expenses are recorded net of consumption taxes.	Same as in the left	Same as in the semiannual report for 2001

Taxes Change in method of disclosure.

April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**
1. At September 30, 2000, investments and insurance reserves totaling ¥21,970 million were included as other assets in the balance sheet. At September 30, 2001, such amounts exceed five percent of total assets and, therefore, have been presented separately in the balance sheet. 2. At September 30, 2000, accounts payable totaling ¥12,601 million were included as other liabilities in the balance sheet. At September 30, 2001, such amounts become material and, therefore, have been presented separately in the balance sheet.	--------------------

Additional information

April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
(Semiannual balance sheet) From this interim period, in accordance with the revised regulation for the presentation of interim financial statements, treasury stock is deducted from shareholders' equity. In the previous fiscal year, treasury stock, totaling ¥91 million included in Available-for-sale securities and presented in Current assets.	(Accounting for treasury stock and the reversal of legal reserve, etc.) The Company applied the Accounting Standard for the Treasury stock and the Reversal of Legal Reserve, etc. (Corporate Accounting Standard, sub-paragraph 1) from this period. The effect of this change to the profits and losses for this interim period is immaterial. In accordance with the revision of the Regulation for the presentation of Interim Financial Statements, shareholders' equity section in the semiannual balance sheet for the period was presented under the revised regulation.	(Presentation of treasury stock) Treasury stock, included in Current assets in the previous fiscal year, was deducted from shareholders' equity, from the period under the revised regulation.
(Increase of shares outstanding) ――――――	(Increase of shares outstanding) Stock conversion of the 4th unsecured convertible bonds. Shares issued: 111,648 Issue price (per share): ¥1,728.60 Amount designated as stated capital (per share) : ¥865	(Increase of shares outstanding) Stock conversion of the 4th unsecured convertible bonds. Shares issued: 1,157 Issue price (per share): ¥1,728.60 Amount designated as stated capital (per share) : ¥865

Notes to the Semiannual Balance Sheets

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
***1. Accumulated Depreciation of Property Plant, & Equipment**	¥129,082 million	¥134,175 million	¥130,954 million
***2. General Reserve**	General reserve of ¥124 million was associated with the reduction of acquisition costs of certain assets under the special income tax regulations	General reserve of ¥123 million was associated with the reduction of acquisition costs of certain assets under the special income tax regulations	General reserve of ¥124 million was associated with the reduction of acquisition costs of certain assets under the special income tax regulations
3. Contingent Liability	The Company guarantees ¥10 million for housing loans to employees made by third parties. The Company guarantees ¥112 million (DM 2,010 thousand) for advances received of Eisai Machinery GmbH for sales of pharmaceutical production machinery. Notes: The above liabilities guaranteed denominated in foreign currencies are translated into yen, using the exchange rate on the closing date.	The Company guarantees ¥142 million for housing loans to employees made by third parties. The Company guarantees ¥1 million (9 thousand Euro) for office rent of Eisai Machinery GmbH. The Company guarantees ¥36 million (HKD 2,300 thousand) for loan payable of Eisai Hong Kong Co., Ltd.	The Company guarantees ¥147 million for housing loans to employees made by third parties. The Company guarantees ¥ 45 million (387 thousand Euro) for advances received from customers. The Company guarantees ¥37 million (HKD 2,200 thousand) for loan payable of Eisai Hong Kong Co., Ltd. Notes: The above liabilities guaranteed denominated in foreign currencies are translated into yen, using the exchange rate on the closing date.

Item	April 1, 2001- September 30, 2001	**April 1, 2002- September 30, 2002**	April 1, 2001- March 31, 2002
***4. Consumption Taxes**	Consumption tax payables and consumption tax receivables are netted and the balance is presented as "Accrued consumption taxes."	Same as in the left	―――――
***5. Treatment of Accounts at Closing date**	Matured notes at the closing date of the period were settled on note clearing date. As the closing date of the term fell on holiday of banking facilities, the following matured notes were included in the balance at the end of the period: Notes receivable 182 million yen	―――――	Matured notes at the closing date of the period were settled on note clearing date. As the closing date of the term fell on holiday of banking facilities, the following matured notes were included in the balance at the end of the period: Notes receivable 255 million yen
***6. Reduction -entry of State Subsidies**	¥205 million was deducted from acquisition costs of tangible fixed assets at the end of the interim period by the reduction entry of government subsidies. The deducted amounts are as follows. Buildings 0 million yen Structures 19 million yen Machinery and equipment 185 million yen Tools, furniture, and fixtures 0 million yen	Same as in the left	¥205 million was deducted from acquisition costs of tangible fixed assets at the end of the period by the reduction entry of government subsidies. The deducted amounts are as follows. Buildings 0 million yen Structures 19 million yen Machinery and equipment 185 million yen Tools, furniture, and fixtures 0 million yen

Notes to the Semiannual Financial Statements of Income

(Millions of Yen)

Items	April 1, 2001-September 30, 2001	**April 1, 2002-September 30, 2002**	April 1, 2001-March 31, 2002
*1. Non-Operating income			
Interest Income	220	43	257
Interest on securities	280	296	508
Dividends income	319	310	438
Rental income	260	255	522
Foreign exchange gains	–	–	1,084
*2. Non-Operating expense			
Interest expense	11	11	22
Interest on bonds	137	15	202
Foreign exchange losses	380	1,595	–
*3. Special losses			
Provision for doubtful accounts receivable	3,294	91	3,436
Loss on impairment of investment securities	2,940	1,909	5,343
Loss on vitamin E litigation settlement	157	643	4,647
4. Depreciation expense			
Property, plant and equipment	3,981	4,549	8,547
intangible assets	1,165	1,635	2,383

3. LEASE TRANSACTIONS

1 "As if capitalized" information of Finance leases other than those that deem to transfer ownership of the leased property to the lessee.

(1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Vehicles:			
Acquisition cost	¥37	¥43	¥45
Accumulated depreciation	20	29	27
Net leased property	¥16	¥14	¥17
Tools, furniture and fixtures:			
Acquisition cost	¥2,512	¥2,448	¥2,620
Accumulated depreciation	1,275	942	803
Net leased property	¥1,237	¥1,505	¥1,816
Software:			
Acquisition cost	¥256	¥204	¥315
Accumulated depreciation	144	63	163
Net leased property	¥111	¥140	¥151
Total:			
Acquisition cost	¥2,806	¥2,696	¥2,980
Accumulated depreciation	1,440	1,035	995
Net leased property	¥1,365	¥1,660	¥1,985

(2) Obligation under financial leases (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Due within one year	¥605	¥756	¥796
Due after one year	788	931	1,251
Total	¥1,393	¥1,688	¥2,047

(3) Actual lease payments, Depreciation expense, Interest expense (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Actual lease payments	¥421	¥436	¥976
Depreciation expense	388	413	911
Interest expense	¥18	¥28	¥56

(4) Depreciation expense for leased property is computed using the straight-line method over the lease terms with no residual values.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the total lease payments and the respective acquisition cost of the assets which are considered to be interest bearing.

2. Minimum rental payments under non-cancelable operating leases (Millions of Yen)

Period Ended	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Due within one year	¥_	¥146	¥_
Due after one year	_	219	_
Total	¥_	¥365	¥_

4. INVESTMENT SECURITIES

Carrying amounts and aggregate market value of investments in subsidiaries for which there is a readily-available market from which to obtain the market value.

(Millions of Yen)

	Sep-30-2001	**Sep-30-2002**	Mar-31-2002
Carrying amount	¥4,279	¥4,279	¥4,279
Aggregate market value	6,246	3,278	5,053
Unrealized gain (loss)	¥1,966	¥ (1,001)	¥774

Eisai

Securities Code: 4523

Reference

Interim Period Ended September 30, 2002

Eisai Co., Ltd.

November 6, 2002

For Inquiry:
Public Relations Department
TEL 81-3-3817-5120
FAX 81-3-3811-3077
http://www.eisai.co.jp

Contents

Consolidated

Non-Consolidated

Research & Development

*Unless otherwise specified, all figures have been rounded to their nearest specified unit.
*The Company's performance and financial results could differ materially from those reflected in these forward- looking statements due to general, financial, economic, and political conditions affecting the pharmaceutical industry.
*Currency exchange rates utilized in the reference data are noted in the table below.

Currency Exchange Rates

	US	EU	UK
	(¥/US$)	(¥/EURO)	(¥/£)
(Apr. 2001 - Sept. 2001) Interim Period Average Rate	122.21	107.77	174.71
(Sept. 30, 2001) Interim Period End Rate	119.40	109.30	175.84
(Apr. 2001 - Mar. 2002) Fiscal Year Average Rate	125.14	110.58	179.21
(Mar. 31, 2002) Fiscal Year End Rate	133.25	116.14	189.85
(Apr. 2002 - Sept. 2002) Interim Period Average Rate	123.14	116.94	185.14
(Sept. 30, 2002) Interim Period End Rate	122.60	120.37	191.50
Fiscal Year Ending March 31, 2003 Forecast Rate	120.00	120.00	190.00

I. Consolidated Financial Highlights

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	Chg. %	2002	2003 (e)
<Statement of Income Data>					
Net Sales (billions of yen)	211.0	**234.4**	111.1	431.7	460.0
Operating Income (billions of yen)	39.0	**40.4**	103.7	72.7	78.0
Ordinary Income (billions of yen)	40.2	**40.1**	99.7	76.1	78.0
Net Income (billions of yen)	20.0	**22.2**	111.5	36.5	43.0
Earnings per Share (yen)	134.6	**153.1**	113.7	123.5	148.9
Fully Diluted Earnings per Share (yen)	133.3	**151.5**	113.7	122.3	-
<Balance Sheet Data>					
Total Assets (billions of yen)	555.5	**556.6**	-	557.6	-
Shareholders' Equity (billions of yen)	359.3	**369.8**	-	362.1	-
<Cash Flow Data>					
Free Cash Flow (billions of yen)	22.8	**5.3**	-	32.1	-
<Others>					
Return on Equity (ROE) (Period Begin-End Average) (%)	11.3	**12.2**	-	10.3	-
Return on Assets (ROA) (Period Begin-End Average) (%)	7.2	**8.0**	-	6.6	-
Turnover Ratio of Total Assets (Period Begin-End Average) (Times)	0.76	**0.84**	-	0.78	-
Shareholders' Equity to Total Assets (%)	64.7	**66.4**	-	64.9	-
Number of Consolidated Subsidiaries	35	**33**	-	36	-

Note 1: Earnings per Share, Fully Diluted Earnings per Share, ROE, and ROA are calculated based on doubling the interim period net income.
Note 2: Turnover Ratio of Total Assets is calculated based on doubling the interim period net sales.

Sales



Billions of Yen
600
480
360
240
120
0
Year:
Interim:
361.7
174.9
431.7
211.0
460.0
(Est.)
234.4
2001
2002
2003

Operating Income



Billions of Yen
100
80
60
40
20
0
Year:
Interim:
59.0
31.1
72.7
39.0
78.0
(Est.)
40.4
2001
2002
2003

Ordinary Income



Billions of Yen
100
80
60
40
20
0
Year:
Interim:
63.2
31.9
76.1
40.2
78.0
(Est.)
40.1
2001
2002
2003

Net Income



Billions of Yen
60
48
36
24
12
0
Year:
Interim:
23.3
8.9
36.5
20.0
43.0
(Est.)
22.2
2001
2002
2003

II. Consolidated Statements of Income

1. Consolidated Statements of Income & Explanation (billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	Sales %	2003 Interim	Sales %	Chg. %	Change
Net sales	211.0	100.0	**234.4**	100.0	111.1	23.4
Cost of sales	52.3	24.8	**52.7**	22.5	100.8	0.4
Provision of reserve for sales returns	(0.1)	0.0	**0.1**	0.0		0.2
Gross profit	158.8	75.2	**181.6**	77.5	114.4	22.8
Research and development expenses	24.7	11.7	**27.9**	11.9	113.0	3.2
Selling, general and administrative expenses	95.1	45.0	**113.3**	48.4	119.1	18.2
Operating income	39.0	18.5	**40.4**	17.2	103.7	1.4
Non-operating income:						
Interest and dividends income	1.7		**1.0**			(0.7)
Equity in earnings of associated companies	0.0		**0.0**			(0.0)
Other non-operating income	0.7		**0.8**			0.1
Total Non-operating income	2.4	1.2	**1.8**	0.8	74.0	(0.6)
Non-operating expenses:						
Interest expense	0.2		**0.0**			(0.2)
Other non-operating expenses	1.0		**2.1**			1.1
Total Non-operating expenses	1.2	0.6	**2.2**	0.9	175.0	0.9
Ordinary income	40.2	19.1	**40.1**	17.1	99.7	0.1
Extra-ordinary:						
Gain on sales of property, plant & equipment	0.1		**0.0**			(0.1)
Other extra-ordinary income	0.1		**0.1**			0.1
Total extra-ordinary income	0.2	0.1	**0.1**	0.0	34.4	(0.1)
Extra-ordinary loss:						
Loss on disposal of fixed assets	0.2		**0.3**			0.1
Loss on valuation of marketable securities	3.0		**1.9**			(1.1)
Losses associated with U.S. vitamin E factory closure	2.4		**-**			(2.4)
Losses on vitamin E litigation settlement	0.2		**0.6**			0.5
Other extra-ordinary loss	0.1		**0.1**			(0.0)
Total extra-ordinary loss	5.9	2.8	**2.9**	1.2	50.2	(2.9)
Income before income taxes & minority interests	34.6	16.4	**37.2**	15.9	107.7	2.7
Income taxes-current	17.3	8.2	**19.5**	8.3	112.6	2.2
Income taxes-deferred	(2.8)	(1.3)	**(4.7)**	(2.0)	169.4	(1.9)
Minority interests	0.1	0.0	**0.2**	0.1	267.6	0.1
Net income	20.0	9.5	**22.2**	9.5	111.5	2.3

<Explanation>

Net sales
<Increase Factor(s)>
Sales increase of *Aricept* and *Aciphex/ Pariet*

Cost of sales ratio
<Improvement Factor(s)>
Sales product mix change

Selling, general and administrative expenses
<Increase Factor(s)>
Selling expense increase due to pharmaceuticals sales increases in the U.S. and Europe

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002
Net sales to customers	211.0	**234.4**	431.7
Pharmaceuticals	196.7	**220.7**	405.4
(In house developed products %)	(87.5%)	**(89.0%)**	(87.8%)
Others	14.3	**13.8**	26.2

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002
Operating income/loss	39.0	**40.4**	72.7
Pharmaceuticals	43.0	**41.1**	80.6
Others	(0.6)	**0.9**	(0.4)
Eliminations and Corporate	(3.4)	**(1.6)**	(7.6)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002
Net sales to customers	211.0	**234.4**	431.7
Japan	125.8	**131.1**	246.6
Overseas sales	85.2	**103.3**	185.1
North America	72.6	**84.8**	157.0
Europe	9.3	**14.0**	21.1
Asia & Others	3.3	**4.5**	7.0
Overseas sales (%)	40.4%	**44.1**	42.9%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002
Operating income	39.0	**40.4**	72.7
Japan	38.9	**40.3**	72.9
North America	4.4	**2.1**	6.6
Europe	0.2	**1.3**	1.6
Asia & Others	0.7	**0.9**	0.8
Eliminations and Corporate	(5.2)	**(4.2)**	(9.2)

Notes: Major areas and countries included in each category:

1. North America: The U.S. and Canada
2. Europe: The United Kingdom, Germany, France, etc.
3. Asia & Others: East Asia, South-East Asia, and South-Central America, etc.

4. Consolidated Overseas Sales

(billions of yen)

Years Ended March 31 Interim	2002 Interim	**2003 Interim**	2002
Net sales	211.0	**234.4**	431.7
Overseas sales	92.5	**113.8**	199.6
North America	75.3	**86.2**	162.7
Europe	12.2	**21.8**	27.1
Asia & Others	5.0	**5.8**	9.7

5. Global Product Sales

5-1. *ARICEPT* Area Sales

Area	Currency	Apr. 01-Sept. 01	**Apr. 02-Sept. 02**	Apr. 01-Mar. 02
Japan	Yen Billions	7.1	**10.9**	13.7
U.S.	Yen Billions	28.7	**33.4**	66.7
	US $ millions	235	**272**	533
U.K.	Yen Billions	0.6	**0.8**	1.3
	UK £ millions	3	**4**	7
Germany	Yen Billions	1.6	**2.4**	4.1
	Euro millions	15	**20**	37
France	Yen Billions	3.7	**5.4**	8.2
	Euro millions	34	**46**	74
Europe Total	Yen Billions	5.9	**8.6**	13.6
Asia	Yen Billions	0.8	**1.3**	1.8
Total	Yen Billions	42.5	**54.2**	95.8

Note: Sales forecast for the year ending March 2003 is ¥114.5 billion.

5-2. *ACIPHEX/PARIET* Area Sales

Area	Currency	Apr. 01-Sept. 01	**Apr. 02-Sept. 02**	Apr. 01-Mar. 02
Japan	Yen Billions	2.5	**3.0**	5.4
U.S.	Yen Billions	41.3	**50.8**	87.0
	US $ millions	338	**413**	695
U.K.	Yen Billions	2.2	**2.3**	4.7
	UK £ millions	12	**13**	26
Germany	Yen Billions	0.4	**0.4**	0.8
	Euro millions	4	**4**	7
Europe Total	Yen Billions	2.6	**2.7**	5.5
Asia	Yen Billions	0.3	**0.6**	0.9
Total	Yen Billions	46.7	**57.2**	98.8

Note: Sales forecast for the year ending March 2003 is ¥111.5 billion.

6. Pharmaceutical Operations Outside Japan [Non-consolidated]

6-1. Eisai Inc. (U.S.)/Production, Pharmaceutical Sales

Years Ended March 31 Interim Apr-Sept		2002 Interim	**2003** **Interim**	2002
Net sales	Yen Billions	73.5	**86.2**	159.9
	US $ Millions	601	**700**	1,278
Operating income	Yen Billions	4.7	**2.3**	5.7
	US $ Millions	38	**19**	45
Net income	Yen Billions	3.1	**1.6**	4.1
	US $ Millions	25	**13**	33

6-2. Eisai Ltd. (U.K.)/Clinical Research, Pharmaceutical Sales

Years Ended March 31 Interim Apr-Sept		2002 Interim	**2003** **Interim**	2002
Net sales	Yen Billions	3.3	**4.6**	8.0
	UK£ Millions	19	**25**	44
Operating income	Yen Billions	0.2	**0.4**	0.5
	UK£ Millions	1	**2**	3
Net income	Yen Billions	0.2	**0.4**	0.4
	UK£ Millions	1	**2**	3

6-3. Eisai GmbH (Germany)/ Pharmaceutical Sales

Years Ended March 31 Interiim Apr-Sept		2002 Interim	**2003** **Interim**	2002
Net sales	Yen Billions	2.1	**3.1**	5.0
	Euro Millions	19	**26**	45
Operating income	Yen Billions	0.0	**0.3**	0.0
	Euro Millions	0	**2**	0
Net income	Yen Billions	0.1	**0.3**	0.2
	Euro Millions	1	**3**	2

6-4. Eisai S.A.S.(France)/ Pharmaceutical Sales

Years Ended March 31 Interim Apr-Sept		2002 Interim	**2003** **Interim**	2002
Net sales	Yen Billions	3.8	**6.0**	8.6
	Euro Millions	35	**51**	77
Operating income	Yen Billions	0.2	**0.4**	0.8
	Euro Millions	2	**3**	7
Net income	Yen Billions	0.1	**0.1**	0.4
	Euro Millions	1	**1**	3

6-5. Eisai China Inc. (China)/Production, Pharmaceutical Sales

Years Ended March 31 Interim Apr-Sept		2002 Interim	**2003** **Interim**	2002
Net sales	Yen Billions	1.1	**1.6**	2.2
	Chinese RMB Millions	74	**101**	150
Operating income	Yen Billions	0.3	**0.5**	0.2
	Chinese RMB Millions	20	**31**	14
Net income	Yen Billions	0.3	**0.4**	0.3
	Chinese RMB Millions	24	**26**	20

Note: FY2003 interim average rate is 15.68 yen and the interim end rate is 14.04 yen to the Chinese RMB, respectively.

6-6. Eisai Korea Inc. (Korea)/Pharmaceutical Sales

Years Ended March 31 Interim Apr-Sept		2002 Interim	**2003** **Interim**	2002
Net sales	Yen Billions	0.7	**1.0**	1.7
	Korean Won Billions	8	**10**	17
Operating income (loss)	Yen Billions	0.1	**0.1**	0.2
	Korean Won Billions	1	**1**	2
Net income (loss)	Yen Billions	0.1	**0.1**	0.1
	Korean Won Billions	1	**1**	1

Note: FY2003 interim average rate is 0.1002 yen and the interim end rate is 0.1002 yen to the Korean Won, respectively.

7. Selling, General & Administrative Expenses (Including R&D)

7-1. Research and Development Expenses (R&D)

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003 (e)
Net sales	211.0	**234.4**	431.7	460.0
Research & development expenses	24.7	**27.9**	55.0	60.0
Percentage of sales (%)	11.7%	**11.9%**	12.8%	13.0%

7-2. Selling, General & Administrative Expenses (SG&A)

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003 (e)
Net sales	211.0	**234.4**	431.7	460.0
Selling, general & administrative expenses	95.1	**113.3**	202.5	220.0
Personnel expense	24.3	**26.2**	50.7	-
Marketing expense	59.9	**74.5**	129.7	-
Administrative expense	10.2	**11.9**	20.9	-
Others	0.6	**0.6**	1.2	-
Percentage of sales (%)	45.0%	**48.4%**	46.9%	47.8%

7-3. Selling, General & Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Net sales	211.0	**234.4**	431.7	460.0
Selling, general & administrative expenses (including R&D expenses)	119.7	**141.1**	257.5	280.0
Percentage of sales (%)	56.7%	**60.3%**	59.7%	60.9%

8. PERSONNEL INFORMATION

(Persons)

March 31 Interim September 30	2001	2002	**2003 Interim**
Japan	5,306	5,175	**5,214**
U.S.	705	875	**952**
Europe	279	399	**412**
Asia	742	811	**834**
Total	7,032	7,260	**7,412**

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

March 31 Interim September 30	2002	%	**2003 Interim**	%	Chg. %	Inc./ Dec.
Current assets:						
Cash and time deposits	100.3		**84.4**			(15.9)
Accounts receivable-trade	129.8		**140.5**			10.7
Short-term investments	31.2		**35.5**			4.3
Inventories	33.6		**32.2**			(1.4)
Deferred tax assets	16.4		**18.5**			2.1
Other current assets	9.3		**8.1**			(1.3)
Allowance for doubtful accounts receivable	(0.2)		**(0.2)**			0.1
Total current assets	320.4	57.5	**319.1**	57.3	99.6	(1.4)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	59.0		**57.4**			(1.6)
Machinery and vehicles	21.8		**22.9**			1.1
Land	18.8		**18.5**			(0.3)
Construction in progress	4.1		**3.8**			(0.3)
Others	8.5		**8.4**			(0.1)
Total property, plant and equipment	112.1	20.1	**111.0**	19.9	99.0	(1.1)
Intangible assets	14.5	2.6	**14.4**	2.6	99.6	(0.1)
Investments and other assets:						
Investments in securities	65.5		**65.4**			(0.0)
Long-term loans receivable	0.1		**0.1**			0.0
Deferred tax assets	16.9		**17.4**			0.5
Other investments	28.8		**29.9**			1.1
Allowance for doubtful accounts receivable	(0.6)		**(0.7)**			(0.1)
Total investments and other assets	110.6	19.8	**112.1**	20.2	101.4	1.5
Total fixed assets	237.2	42.5	**237.5**	42.7	100.1	0.3
Total assets	557.6	100.0	**556.6**	100.0	99.8	(1.0)

<Explanation>

Account receivable-trade

<Increase Factor(s)>

Expansion of U.S. pharmaceutical business operations

<Liabilities, Minority Interests & Shareholders' Equity>

(billions of yen)

March 31 Interim September 30	2002	%	**2003 Interim**	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts payable-trade	16.6		**16.9**			0.3
Short-term borrowings	1.1		**0.4**			(0.6)
Current portion of convertible bonds	5.5		**5.3**			(0.2)
Accounts payable-other	58.8		**42.4**			(16.4)
Accrued expenses	25.5		**22.8**			(2.7)
Accrued income taxes	5.6		**18.3**			12.7
Reserve for sales rebates	28.1		**21.7**			(6.4)
Other reserves	0.6		**0.8**			0.1
Other current liabilities	4.5		**4.7**			0.2
Total current liabilities	146.2	26.2	**133.2**	23.9	91.1	(13.1)
Long-term liabilities:						
Straight bonds	0.1		**0.1**			-
Deferred tax liabilities	0.9		**0.5**			(0.4)
Liability for retirement benefits	36.7		**41.3**			4.7
Retirement allowances for Directors	1.8		**1.7**			(0.1)
Other long-term liabilities	0.7		**0.7**			(0.0)
Total long-term liabilities	40.1	7.2	**44.3**	8.0	110.5	4.2
Total liabilities	186.4	33.4	**177.5**	31.9	95.2	(8.9)
Minority interests	9.2	1.7	**9.3**	1.7	101.6	0.1
Shareholders' equity:						
Common stock	44.9		**45.0**			0.1
Additional paid-in capital	55.1		**55.2**			0.1
Retained earnings	275.1		**292.5**			17.5
Net unrealized gains/losses on available-for-sale securities	(0.1)		**1.9**			2.0
Foreign currency translation adjustments	1.5		**(1.2)**			(2.6)
Treasury stock	(14.4)		**(23.7)**			(9.4)
Total shareholders' equity	362.1	64.9	**369.8**	66.4	102.1	7.7
Total liabilities, minority interests and shareholders' equity	557.6	100.0	**556.6**	100.0	99.8	(1.0)

<Explanation>

Accounts payable-other
<Decrease Factor(s)>
*Payment of payables for equipment purchase
*Payment of sales promotion cost

Treasury stock
<Increase Factor(s)>
Market purchases of 3 millions of shares

2. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Capital expenditures	7.6	**9.2**	27.2	26.0
Property, plant and equipment	5.5	**7.4**	19.0	17.0
Intangible assets	2.1	**1.8**	8.3	9.0
Depreciation/Amortization	7.3	**8.5**	15.3	17.5

Note: Depreciation/amortization includes property, plant and equipment and intangible assets.

3. Current Status of Bonds

3-1. Straight Bonds

As of September 30, 2002 (billions of yen)

Type/Date of Issue	Amount	Balance	Maturity Date	Coupon Rate
No. 4 secured straight bonds Mar-29-2000	0.1	0.1	Mar-29-2004	1.50% per year

3-2. Convertible Bonds

As of September 30, 2002 (billions of yen)

Type/Date of Issue	Amount	Converted Amount	Conversion Percentage	Balance	Maturity Date	Conversion Price	Coupon Rate
No. 4 unsecured convertible bonds Nov-16-1995	10.0	4.7	47.1%	5.3	Mar-31-2003	1,728.60 yen	0.60% per year

4. Stock Information

4-1. Issued Stock and Shareholder Information

As of September 30, 2002

Total Number of Authorized Shares	Number of Shares Outstanding	Number of Shareholders	Average Number of Shares per Shareholder
700,000,000 shares	296,565,793 shares	25,416	11,668 shares

4-2. Top 10 Shareholders

As of September 30, 2002

Name	Shares	Percentage
Mizuho Corporate Bank, Ltd.	14,821 Thousands	5.00%
The Asahi Bank, Ltd.	14,353 Thousands	4.84%
Nippon Life Insurance Co.	13,864 Thousands	4.67%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	12,775 Thousands	4.31%
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,906 Thousands	3.68%
Mizuho Bank, Ltd.	10,744 Thousands	3.62%
Sumitomo Mutual Life Insurance Co.	7,371 Thousands	2.49%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	7,309 Thousands	2.46%
UFJ Trust Bank Limited (Trust Account)	7,016 Thousands	2.37%
Commerz Securities (Japan) Co., Ltd.	6,549 Thousands	2.21%

Note: Eisai holds 7,771,000 shares as treasury stock which do not have voting rights, and are thus excluded from the Top 10 Shareholders list.

4-3. Number of Shareholders by Category

As of September 30, 2002

	3/2002	%	**9/2002**	%	Change
Financial Institutions	165	0.8%	**169**	0.7%	4
Securities Companies	36	0.2%	**33**	0.1%	(3)
Other Japanese Corporations	1,117	5.7%	**1,111**	4.4%	(6)
Corporations Outside Japan, etc.	478	2.4%	**495**	1.9%	17
Individuals and Others	17,889	90.9%	**23,608**	92.9%	5,719
Total	19,685	100.0%	**25,416**	100.0%	5,731

Note: The number of shares constituting one unit was changed on April 1, 2002, from 1,000 to 100 shares.

4-4. Number of Shares Held by Category

As of September 30, 2002

(One unit = 1,000 shares)	3/2002	%	**9/2002**	%	Change
Financial Institutions	153,211	51.7%	**156,898**	52.9%	3,686
Securities Companies	1,754	0.6%	**1,961**	0.7%	206
Other Japanese Corporations	16,947	5.7%	**17,003**	5.7%	55
Corporations Outside Japan, etc.	77,916	26.3%	**70,441**	23.8%	(7,475)
Individuals and Others	46,622	15.7%	**50,260**	16.9%	3,637
Total	296,454	100.0%	**296,565**	100.0%	111

Note: Stock numbers less than one thousand have been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	Change
Operating activities			
Income before income taxes & minority interests	34.6	**37.2**	2.7
Depreciation and amortization	7.3	**8.5**	1.2
Other non-cash losses/gains	6.6	**8.0**	1.4
Operating assets/liability increase/decrease	4.1	**(15.9)**	(20.0)
Others	3.4	**(10.7)**	(14.1)
Subtotal	56.0	**27.1**	(28.9)
Interest paid/received	1.6	**0.8**	(0.8)
Payments on vitamin E litigation settlement	(0.2)	**(1.5)**	(1.3)
Cash paid for income taxes	(24.2)	**(6.8)**	17.4
Net cash provided by operating activities	33.1	**19.6**	(13.6)
Investing activities			
Capital expenditures	(10.3)	**(14.2)**	(3.9)
Other revenue/payment for continuous activities	(0.0)	**(0.0)**	(0.0)
Purchases of securities	(10.0)	**(20.6)**	(10.5)
Sales of securities	12.7	**16.3**	3.6
Others	6.5	**0.5**	(5.9)
Net cash used in investing activities	(1.2)	**(18.0)**	(16.8)
Financing activities			
Dividends paid	(3.9)	**(4.7)**	(0.8)
Long-term debt proceeds/payment	(0.1)	-	0.1
Short-term debt proceeds/payment	(1.7)	**(0.6)**	1.1
Market purchases of shares	-	**(9.2)**	(9.2)
Others	(0.0)	**(0.2)**	(0.1)
Net cash used in financing activities	(5.7)	**(14.6)**	(8.9)
Effect of exchange rate changes on cash and cash equivalents	(1.9)	**(4.1)**	(2.2)
Net increase (decrease) in cash and cash equivalents	24.3	**(17.2)**	(41.5)
Cash and cash equivalents at beginning of year	106.3	**121.8**	15.4
Cash and cash equivalents of newly consolidated subsidiaries at the beginning of the year	0.5	-	(0.5)
Cash and cash equivalents at end of year	131.2	**104.6**	(26.6)

<Explanation>

Operating assets/liability increase/decrease
<Decrease Factor(s)>
*Trade receivables increase
*Reserve for sales rebates decrease

Others
<Decrease Factor(s)>
Accounts payable-other decrease

Capital expenditures
Payment of Investment in property, plant and equipment increase

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	Change
Free Cash Flow	22.8	**5.3**	(17.5)

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (33 companies)

1-1. Subsidiaries in Japan (11 companies)

As of September 30, 2002

Company Name	Location	Common Stock	Voting Right Ownership(%)	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5262 million	50.89%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million	79.99%	Pharmaceutical prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million	100.00%	Pharmaceutical sales
KAN Research Institute, Inc.	Kyoto	70 million	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million	100.00%	Pharmaceutical distribution
Clinical Supply Co., Ltd.	Gifu Pref.	80 million	84.80%	Medical instruments sales/prod.
Sunplanet Co., Ltd. [1]	Tokyo	455 million	85.12%	Research, production, sales and support operations
Herusu Co., Ltd.	Tokyo	64 million	75.00%	Pharma. machinery, etc. sales
Eisai Seikaken Co., Ltd.	Tokyo	50 million	70.00%	Agro-chemical prod./sales
Dymec Co., Ltd.	Chiba Pref.	30 million	84.80%	Medical instruments prod./sales
Palma Bee'Z Research Institute Co., Ltd. [2]	Tokyo	50 million	75.42%	Diagnostic product research/clincial trial

Notes:
1. On April 1, 2002, the companies Eland Co., Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged. The surviving company is Sunplanet Co., Ltd.
2. Sanko Junyaku Co., Ltd. established a diagnostic subsidiary, the Palma Bee'Z Research Institute Co., Ltd., in May 2002.
3. Common stock numbers less than one million have been omitted.

1-2. Subsidiaries Outside Japan (22 companies)

As of September 30, 2002

Company Name	Location	Common Stock		Voting Right Ownership(%)	Description of Operations
		Unit: thousand			
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharmaceutical prod./ sales
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00%	Basic research/clincial trial process research
Eisai U.S.A., Inc.	Texas, USA	29,500	US$	100.00%	Bulk chemical prod./sales & machinery sales
Eisai Medical Research Inc.[1]	New Jersey, USA	1,000	US$	100.00%	Pharma. clinical research
Eisai Ltd.	London, U.K.	15,548	UK£	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UK£	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UK£	100.00%	Bulk chemical sales support & food additive product sales
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.[2]	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales
Eisai B.V.	Amsterdam, Netherland	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical Marketing
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharm. management/sales support
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	98.09%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.[3]	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical prod./sales
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales
Eisai China Inc.[2]	Suzhou, China	139,274	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong	500	HK$	100.00%	Pharmaceutical prod./sales
Eisai Korea Inc.	Seoul, Korea	3,512	Won	100.00%	Pharmaceutical sales

Notes:
1. Eisai Medical Research Inc. was established in June 2002.
2. Eisai (Suzhou) Pharmaceutical Co., Ltd. changed its company name to Eisai China Inc. and Eisai S.A. changed its corporate form from Eisai S.A. (corporation) to Eisai S.A.S. (limited liability company).
3. The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., but it is considered as a consolidated subsidiary under the application of the "controlling entity" standard.
4. Common stock numbers less than one million have been omitted.

2. Equity in Earnings in Associated Companies (3 companies)

As of September 30, 2002

Company Name	Location	Common Stock		Voting Right Ownership(%)	Description of Operations
[Associated companies in Japan: 1]					
Bracco-Eisai Co., Ltd.	Tokyo, Japan	¥340 million		49.00%	Contrast media import prod./sales
[Associated companies outside Japan: 2]		Unit: thousand			
Eisai-Novartis Verwaltungs GmbH[1]	Nuremberg, FRG	25	EUR	50.00%	-
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90%	Pharmaceutical prod./sales

Notes:
1. Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.
2. Common stock numbers less than one million have been omitted.

I. Non-Consolidated Financial Highlights

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	Chg. %	2002	2003(e)
<Statements of Income Data>					
Net Sales (billions of yen)	137.7	**150.2**	109.1	275.0	285.0
Operating Income (billions of yen)	34.7	**37.4**	107.9	63.9	66.0
Ordinary Income (billions of yen)	35.2	**36.6**	103.9	66.0	66.0
Net Income (billions of yen)	17.2	**19.7**	114.7	30.8	37.0
Earnings per Share (EPS) (yen)	116.1	**135.8**	117.0	104.3	128.1
Fully Diluted Earnings per Share (yen)	114.9	**134.4**	117.0	103.2	-
<Balance Sheet Data>					
Total Assets (billions of yen)	464.6	**467.8**	-	447.0	-
Shareholders' Equity (billions of yen)	359.3	**363.0**	-	355.2	-
<Others>					
Return on Equity (ROE) (Period Begin-End Average) (%)	9.7	**11.0**	-	8.8	-
Return on Assets (ROA) (Period Begin-End Average) (%)	7.4	**8.6**	-	6.8	-
Turnover Ratio of Total Assets (Period Begin - End Average) (times)	0.59	**0.66**	-	0.60	-
Shareholders' Equity to Total Assets (%)	77.3	**77.6**	-	79.5	-
Total Number of Outstanding Share (Thousands of shares)	296,450	**288,793**	-	291,721	-
Total Treasury Stock Number (Thousands of shares)	2	**7,771**		4,732	-

Note 1: Earnings per Share, Fully Diluted Earnings Per Share, ROE, and ROA, are calculated based on doubling the interim period net income.
EPS and fully diluted EPS are calculated based on the average number of common stock after deducting the number of treasury stock.
Note 2: Turnover Ratio of Total Assets is calculated based on doubling the interim period net sales.
Note 3: Outstanding Shares and Treasury Stock numbers less than one thousand have been omitted.

Sales



Billions of Yen
Year:
Interim:
400
320
240
160
80
0
258.6
131.1
275.0
137.7
285.0
(Est.)
150.2
2001
2002
2003

Operating Income



Billions of Yen
Year:
Interim:
100
80
60
40
20
0
58.4
33.0
63.9
34.7
66.0
(Est.)
37.4
2001
2002
2003

Ordinary Income



Billions of Yen
Year:
Interim:
100
80
60
40
20
0
61.6
33.5
66.0
35.2
66.0
(Est.)
36.6
2001
2002
2003

Net Income



Billions of Yen
Year:
Interim:
50
40
30
20
10
0
18.2
6.5
30.8
17.2
37.0
(Est.)
19.7
2001
2002
2003

II. Non-Consolidated Statements of Income

1. STATEMENTS OF INCOME & EXPLANATION

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	Sales %	**2003 Interim**	Sales %	Chg. %	Change
Net sales	137.7	100.0	**150.2**	100.0	109.1	12.5
Cost of sales	42.5	30.9	**44.6**	29.7	104.8	2.0
Provision of reserve for sales returns	(0.1)	(0.1)	**0.1**	0.0		0.2
Gross profit	95.2	69.2	**105.6**	70.3	110.8	10.3
Research and development expenses	23.8	17.3	**26.9**	18.0	113.3	3.2
Selling, general & administrative expenses	36.8	26.7	**41.2**	27.4	112.0	4.4
Operating income	34.7	25.2	**37.4**	24.9	107.9	2.7
Non-operating income:						
Interest and dividends income	0.8		**0.7**			(0.2)
Other non-operating income	0.7		**0.7**			0.1
Total non-operating income	1.5	1.1	**1.4**	0.9	93.7	(0.1)
Non-operating expenses:						
Interest expense	0.1		**0.0**			(0.1)
Other non-operating expenses	0.8		**2.2**			1.4
Total non-operating expenses	0.9	0.7	**2.2**	1.4	233.9	1.3
Ordinary income	35.2	25.6	**36.6**	24.4	103.9	1.4
Extra-ordinary income:						
Gain on sales of property, plant & equipment	0.0		**0.0**			(0.0)
Reversal of provision for losses on investment in subsidiar	1.0		**-**			(1.0)
Reversal of allowance for doubtful accounts receivable	0.2		**-**			(0.2)
Total extra-ordinary income	1.2	0.9	**0.0**	0.0	3.1	(1.2)
Extra-ordinary loss:						
Loss on disposal of fixed assets	0.2		**0.3**			0.0
Losses on allowance for doubtful accounts receivable	3.3		**0.1**			(3.2)
Loss valuation of investment securities	2.9		**1.9**			(1.0)
Losses on vitamin E litigation settlement	0.2		**0.6**			0.5
Other extra-ordinary loss	0.1		**0.0**			(0.0)
Total extra-ordinary loss	6.7	4.9	**2.9**	2.0	44.0	(3.7)
Income before Income Taxes	29.7	21.6	**33.7**	22.4	113.3	4.0
Income taxes-current	15.6	11.3	**17.5**	11.6	112.3	1.9
Income taxes-deferred	(3.0)	(2.2)	**(3.5)**	(2.3)	116.3	(0.5)
Net income	17.2	12.5	**19.7**	13.1	114.7	2.5
Retained earnings brought forward	4.9		**6.1**			1.2
Unappropriated retained earnings for the period	22.1		**25.9**			3.7

<Explanation>

Net sales
<Increase Factor(s)>
Export of *Aricept/ Aciphex/ Pariet* drug substance/bulk tablets increase
Industrial property rights, etc. income increase

Cost of sales ratio
<Improvement Factor(s)>
Sales product mix change

R&D expenses
<Increase Factor(s)>
R&D worldwide activities expansion
Employees' retirement benefit increase

Selling, general & administrative expenses
<Increase Factor(s)>
Co-promotion fee increase
Employees' retirement benefits increase

Non-operating expenses
<Increase Factor(s)>
Losses accruing from a rise in the exchange rate of the yen

2. SALES DATA

2-1. Non-Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Net sales	137.7	**150.2**	275.0	285.0
Pharmaceuticals	120.4	**130.3**	240.4	248.0
Prescription Pharmaceuticals	109.2	**119.5**	217.6	226.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(77.0%)	**(78.2%)**	(76.2%)	-
Consumer Health Care Products	11.2	**10.8**	22.8	22.0
Animal Health, Food Additives/Chemicals, Machinery, etc.	7.9	**6.8**	13.4	11.0
Industrial Property Rights, etc. Income	9.5	**13.1**	21.2	26.0

2-2. Exports by Geographical Area

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Net sales	137.7	**150.2**	275.0	285.0
Export	28.1	**39.4**	61.2	69.0
North America	21.2	**27.1**	46.9	-
Europe	5.0	**10.2**	10.5	-
Asia & Others	1.9	**2.1**	3.8	-
Ratio of Exports to Sales (%)	20.4%	**26.2%**	22.3%	24.2%

Note: Export segment areas noted below:
1. North America: U.S., Canada
2. Europe: U.K., Germany, France, etc.
3. Asia & Others: East Asia, South East Asia, South-Central America, etc.

Segment Sales



Billions of Yen
400
320
240
160
80
0
Prescription Pharmaceuticals
Consumer Health Care Products
Animal Health, Food Additives/Chemicals, Machinery, etc.
Industrial Property Rights etc.
258.6
137.7
275.0
150.2
285.0
(Est.)
2001.3
2001.9
2002.3
2002.9
2003.3

Exports by Geographical Area



Billions of Yen
80
64
48
32
16
0
North America
Europe
Asia &Others
44.1
28.1
61.2
39.4
69.0
(Est.)
2001.3
2001.9
2002.3
2002.9
2003.3

2-3. PRESCRIPTION PHARMACEUTICALS

(billions of yen)

Years Ended March 31, Interim Apr-Sept Product	Description	2002 Interim	**2003 Interim**	Chg. %	2002	2003(e)
METHYCOBAL	Peripheral neuropathy treatment	15.6	**16.5**	105.7	29.7	30.0
SELBEX	Gastritis/gastric ulcer medication	14.8	**13.9**	93.5	30.1	27.0
ARICEPT	Alzheimer's disease treatment	7.1	**10.9**	154.2	13.7	24.0
GLAKAY	Osteoporosis treatment	6.7	**6.2**	91.5	12.6	13.0
IOMERON	Non-ionic contrast medium	5.4	**5.0**	91.3	10.2	9.5
MYONAL	Muscle relaxant	5.1	**4.8**	94.4	9.5	9.5
NITOROL-R	Long-acting isosorbide dinitrate	3.5	**3.2**	91.6	6.7	6.0
PARIET	Proton pump inhibitor	2.5	**3.0**	119.9	5.4	6.0
GLUCAGON G NOVO	Endoscopic examination/hypoglycemia treatment	2.3	**2.3**	99.0	4.5	4.0
AZEPTIN	Anti-allergy agent	2.9	**2.1**	75.1	6.2	4.0
INHIBACE	Long-acting ACE inhibitor	2.0	**1.7**	84.7	3.7	3.0
RULID	Long-acting macrolide antibiotic	1.8	**1.6**	92.5	3.7	3.0
Others		25.0	**24.8**	99.4	48.6	48.0
Prescription Pharmaceuticals Total		94.7	**96.0**	101.4	184.3	187.0

2-4. ARICEPT • PARIET DRUG SUBSTANCE / BULK TABLETS SALES

(billions of yen)

Years Ended March 31, Interim Apr-Sept Product	2002 Interim	**2003 Interim**	Chg. %	2002	2003(e)
ARICEPT drug substance (export)	5.8	**7.5**	128.8	11.8	13.0
PARIET/ACIPHEX bulk tablets/drug substance (export)	8.7	**16.0**	184.7	21.5	26.0
Bulk Substance/Tablets Total	14.5	**23.5**	162.5	33.3	39.0

2-5. CONSUMER HEALTH CARE PRODUCTS

(billions of yen)

Years Ended March 31, Interim Apr-Sept Product	Description	2002 Interim	**2003 Interim**	Chg. %	2002	2003(e)
CHOCOLA BB Group	CHOCOLA BB / Vitamin B_2 preparation	4.6	**5.0**	108.4	8.9	9.5
Vitamin-E Group	JUVELUX / Natural Vitamin E preparation	1.8	**1.7**	95.9	3.4	3.5
SACLON Group	SACLON / Indigestion & heartburn treatment	1.3	**1.3**	99.5	2.8	2.5
NABOLIN Group	NABOLIN / Active-type Vitamin B_{12}	0.8	**0.7**	82.6	1.5	1.5
Others		2.6	**2.1**	78.8	6.2	5.0
Consumer Health Care Products Total		11.2	**10.8**	96.5	22.8	22.0

3. GROSS PROFIT/MANUFACTURING COST

3-1. Cost of Sales Breakdown

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002
Net sales	137.7	**150.2**	275.0
Cost of sales	42.5	**44.6**	84.3
Beginning inventory (+)	11.9	**12.6**	11.9
Manufacturing cost (+)	21.4	**23.3**	41.8
Product purchase (+)	18.0	**15.7**	34.9
Account transfer (+)	3.2	**4.2**	8.1
Ending inventory (-)	12.0	**11.2**	12.6
Cost of sales %	30.9%	**29.7**	30.6%
Provision of reserve for sales returns	(0.1)	**0.1**	(0.1)
Gross profit	95.2	**105.6**	190.9

3-2. Manufacturing Cost Breakdown

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002
Total manufacturing cost	22.8	**24.9**	45.4
Raw materials	9.3	**9.7**	17.7
Labor cost	6.6	**7.5**	13.6
Expenses	6.8	**7.6**	14.2
Beginning inventory of semi-finished goods and work-in-process (+)	7.2	**7.7**	7.2
Ending inventory of semi-finished goods and work-in-process (-)	7.3	**7.3**	7.7
Account transfer (+)	(1.2)	**(0.9)**	(2.0)
Cost variances (+)	(0.0)	**(1.1)**	(1.2)
Manufacturing cost	21.4	**23.3**	41.8

Cost of Sales



Billions of Yen
120
96
72
48
24
0
Year:
Interim:
83.4
41.6
84.3
42.5
44.6
2001
2002
2003

Cost of Sales Ratio



%
33
32
31
30
29
28
31.7
32.2
30.9
30.6
29.7
2000.9
2001.3
2001.9
2002.3
2002.9

4. SELLING, GENERAL & ADMINISTRATIVE EXPENSES (including R&D)

4-1. RESEARCH AND DEVELOPMENT EXPENSES (R&D)

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Net sales	137.7	**150.2**	275.0	285.0
R&D expenses	23.8	**26.9**	51.9	57.0
(Ratio of Overseas R&D Expenses to Total R&D Expenses) (%)	(31.3%)	**(30.6%)**	(33.8%)	(33.3%)
Percentage of sales (%)	17.3%	**18.0%**	18.9%	20.0%

4-2. SELLING, GENERAL & ADMINISTRATIVE EXPENSES (SG&A)

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Net sales	137.7	**150.2**	275.0	285.0
SG&A expenses	36.8	**41.2**	75.1	79.0
Personnel expenses	17.4	**18.9**	35.4	-
Marketing expenses	11.9	**14.0**	23.9	-
Administrative expenses	7.5	**8.3**	15.8	-
Percentage of sales (%)	26.7%	**27.4%**	27.3%	27.7%

4-3. SELLING, GENERAL & ADMINISTRATIVE EXPENSES (Including R&D Expenses)

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003(e)
Net sales	137.7	**150.2**	275.0	285.0
SG&A expenses (including R&D expenses)	60.5	**68.1**	127.0	136.0
Percentage of sales (%)	43.9%	**45.4%**	46.2%	47.7%

5. PERSONNEL INFORMATION

(persons)

March 31 Interim September 30	2001	2002	**2003 Interim**
Total Employees	4,042	3,911	**3,939**
Research and development	1,011	937	**947**
Production	907	856	**862**
Sales, marketing and administration	2,124	2,118	**2,130**
Total Personnel cost (billions of yen)	63.7	65.3	**35.0**

Note: Employee numbers are expected to be 3,900 at the end of March 2003.

III. Non-Consolidated Balance Sheet

1. Balance Sheet & Explanation

<Assets>

(billions of yen)

March 31 Interim September 30	2002	%	2003 Interim	%	Chg. %	Inc./ Dec.
Current assets:						
Cash and time deposits	35.2		**48.6**			13.4
Notes receivable-trade	11.8		**11.3**			(0.5)
Accounts receivable-trade	92.9		**96.6**			3.7
Short-term investments	26.4		**31.9**			5.5
Inventories	24.8		**22.7**			(2.1)
Deferred tax assets	9.6		**10.8**			1.2
Short-term loans	6.5		**7.9**			1.4
Other current assets	6.6		**5.1**			(1.5)
Allowance for doubtful accounts receivable	-		**(0.0)**			(0.0)
Total current assets	213.8	47.8	**234.9**	50.2	109.9	21.1
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	37.5		**37.1**			(0.3)
Land	10.0		**10.0**			-
Others	23.9		**24.1**			0.2
Total property, plant and equipment	71.4	16.0	**71.2**	15.2	99.8	(0.2)
Intangible assets:						
Software	10.9		**10.9**			(0.0)
Patents, telephone rights and others	0.4		**0.4**			(0.0)
Total intangible assets	11.3	2.5	**11.3**	2.4	99.5	(0.1)
Investments and other assets:						
Investments in securities	59.7		**58.9**			(0.8)
Investments in and advancements to associated companies	42.5		**42.5**			0.0
Insurance reserve	22.6		**23.1**			0.5
Deferred tax assets	16.1		**17.0**			0.9
Other investments	14.7		**14.1**			(0.6)
Allowance for doubtful accounts receivable	(5.1)		**(5.2)**			(0.1)
Total investments and other assets	150.5	33.7	**150.4**	32.2	99.9	(0.1)
Total fixed assets	233.2	52.2	**232.8**	49.8	99.9	(0.3)
Total assets	447.0	100.0	**467.8**	100.0	104.7	20.8

<Explanation>

<Liabilities And Shareholders' Equity>

(billions of yen)

March 31 Interim September 30	2002	%	**2003 Interim**	%	Chg. %	Inc./Dec.
Current liabilities:						
Notes payable-trade	0.8		**0.7**			(0.1)
Accounts payable-trade	6.5		**8.0**			1.5
Current portion of straight bonds	5.5		**5.3**			(0.2)
Other accounts payable	24.4		**16.3**			(8.1)
Accrued expenses	11.9		**11.9**			(0.0)
Accrued income taxes	3.4		**16.0**			12.6
Consumption tax payable	0.2		**1.2**			1.0
Reserve for rebates of sales	0.6		**0.8**			0.2
Other reserves	0.7		**0.8**			0.1
Other current liabilitiies	2.6		**4.1**			1.5
Total current liabilities	56.6	12.6	**65.1**	13.9	115.1	8.6
Long-term liabilities:						
Liability for retirement benefits	33.6		**38.1**			4.5
Retirement allowances for Directors	1.6		**1.6**			(0.1)
Total long-term liabilities	35.2	7.9	**39.7**	8.5	112.5	4.4
Total liabilities	91.8	20.5	**104.8**	22.4	114.1	13.0
Shareholders' equity:						
Common stock	44.9	10.1	**45.0**	9.6	100.2	0.1
Additional paid-in capital	55.1	12.3	**55.2**	11.8	100.2	0.1
Retained earnings:	269.8	60.4	**284.8**	60.9	105.6	15.0
Legal reserve	7.9		**7.9**			
Retained earnings:						
General reserve	230.0		**251.0**			
Unappropriated retained earnings for the period	31.9		**25.9**			
Net realized gains/losses on available-for-sale securities	(0.3)	(0.1)	**1.7**	0.4		2.0
Treasury stock	(14.4)	(3.2)	**(23.7)**	(5.1)	165.2	(9.4)
Total Shareholders' equity	355.2	79.5	**363.0**	77.6	102.2	7.8
Total Liabilities and shareholders' equity	447.0	100.0	**467.8**	100.0	104.7	20.8

<Explanation>

Other accounts payable
<Decrease Factor(s)>
Payment of investment payable at the last fiscal year end

Liability for retirement benefits
<Increase Factor(s)>
Amortization of actuarial loss

Treasury stock
<Increase Factor(s)>
Market purchases of 3 millions of shares increase

2. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended March 31 Interim Apr-Sept	2002 Interim	**2003 Interim**	2002	2003 (e)
Capital expenditures	7.6	6.3	19.6	17.5
Propery, plant and equipment	5.6	4.5	13.7	10.5
Intangible assets	2.0	1.7	6.0	7.0
Depreciation/Amortization	5.1	6.2	10.9	11.0

Note: Depreciation/amortization includes property, plant and equipment as well as intangible assets.

I. Major R&D Pipeline Candidates

Changes from the Previous Disclosure

1. Application for an additional indication for *ARICEPT* for the treatment of vascular dementia was submitted to the U.S. FDA.
2. Application for an additional indication for *ARICEPT* for the treatment of vascular dementia was submitted to the U.K. MCA for the EU mutual recognition procedure.
3. *ARICEPT* development for dementia associated with Parkinson's disease entered Phase III.
4. *ARICEPT* development for prophylaxis of migraines entered Phase II.
5. E5564 development for prevention of endotoxin-mediated complications after coronary artery bypass graft surgery entered Phase II.

1. International Clinical Development

1-1. FILED FOR APPROVAL

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ACIPHEX E3810 (Additional indication)	U.S.	Jan-02	*H. pylori* Eradication (In combination with antibiotics) The compound has already been approved for the treatment of peptic ulcers. An application for approval for *H. pylori* eradication in combination with antibiotics was filed and is currently under review.	Tab.	In-house
ARICEPT E2020 (Additional indication)	U.S. E.U.	Sep-02 Oct-02	*Vascular Dementia* Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. An application for the additional indication of the treatment of vascular dementia were submitted.	Tab.	In-house

1-2. PHASE III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S.	2005	Severe Dementia due to Alzheimer's disease Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	2005	Dementia associated with Parkinson's disease Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-3. PHASE II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Septic Shock/Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S.	Prevention of endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/antimitotic agent The compound induces apoptosis in the G1-cell cycle stage. This is the first anti-cancer compound to exhibit this mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S. E.U.	Migraine prophylaxis Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house

2. Clinical Development in Japan

2-1. FILED FOR APPROVAL

(Product) Name (Research Code)	Description	Application	Form.	Origin
MYONAL E2000 (Additional form)	Muscle Ralaxant Absorption via a transdermal patch form has been shown to relieve central nervous skeletal muscle spasticity and to mitigate muscle stiffness and pain from poor circulation and is expected to improve various symptoms of muscle tension.	Mar-97	Transdermal	In-house
E7155	MRI Contrast Medium A gadolinium contrast medium for magnetic resonance imaging which increases the contrast of lesions in many tissues, achieving particularly good contrast of hepatic lesions.	Mar-00	Inj.	Bracco
PARIET E3810 (Additional indication)	GERD Maintenance/Proton Pump Inhibitor The compound has already been approved for the treatment of peptic ulcers in Japan and is in phase III clinical trials for GERD maintenance therapy.	Jan-02	Tab.	In-house

2-2. PHASE III

(Product) Name (Research Code)	Description	Expected Application	Form.	Origin
T-614	Anti-rheumatic Agent Inhibits lymphocyte proliferation and immunoglobin production by suppressing the production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	2003 (Preparing for Filing)	Tab.	Toyama Chemical
CLEACTOR E6010 (Additional indication)	Treatment of Pulmonary Embolism A novel second generation t-PA with a structure modified utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism.	2002 (Preparing for Filing)	Inj.	In-house

2-3. PHASE II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastrointestinal Motility/5-HT3 Receptor Antagonist/5-HT4 Receptor Agonist Serotonin type 3 receptor antagonist and type 4 receptor agonist under development as an intestinal motility promoter. Expected to improve diarrhea and the sense of fullness and anorexia associated with chronic gastritis and irritable bowel syndrome.	Tab.	In-house
KES524	Obesity Management/Central Serotonin & Noradrenaline Reuptake Inhibitor Inhibits the reuptake of the cerebral neurotransmitters noradrenaline and serotonin, enhancing the feeling of satiety and the metabolic rate resulting in a loss of body weight.	Cap.	Abbott
CLEACTOR E6010 (Additional indication)	Cerebral Embolism Treatment A novel second generation t-PA with a structure modified utilizing recombinant techniques. The first t-PA expected to become indicated for the treatment of cerebral embolism in Japan.	Inj.	In-house
TAMBOCOR (E0735) (Additional indication)	Sporadic Atrial Fibrillation/Flutter The compound has already been approved as a treatment for tachycardic arrhythmias in Japan and is in phase II clinical trials for the treatment of sporadic atrial fibrillation/flutter.	Inj.	3M

II. Principal New Products

1. CONSUMER HEALTH CARE PRODUCTS

Product Name	Launch	Product Description
TRAVELMIN FAMILY (Medicinal Product)	Jul-02	A motion sickness medication that can be taken by adults and children over age 5. The product dissolves quickly in the mouth without water, and is beneficial for the prevention and relief of motion sickness.
JEVELUX L (Medicinal Product)	Aug-02	A combination of natural vitamin E and two medicinal herbs (extracts of Toki and Kojin) for the alleviation of common unpleasant symptoms of menopause such as hot and cold flashes, numbness in the hands and feet, and shoulder stiffness.
SACLON FRESH (Non-Medicinal Product)	Oct-02	Contains chlorophyll (copper chlorophyllin natrium), medicinal herb extract, and other beneficial ingredients that offer relief from stomach upset and stomach queasiness due to over-eating or drinking. The product has a pleasing mint-flavor which reduces the bitterness of the herbal ingredients, and each 50 ml bottle contains only 14.9 kcal.
BREATHE RIGHT KIDS TYPE NASAL STRIPS	Oct-02	Colorful nasal strips decorated with stars for children ages five to twelve with plastic bands to improve nasal breathing. The two bands of plastic in this product gently lift the sides of the nose widening the nasal foramen, improving airflow by approximately 30 percent.
DENTAKE DENTAL RINSE (Non-Medicinal Product)	Oct-02	A concentrated liquid dentifrice, each 45 ml bottle contains about 50 doses. The product, which quickly spreads in the mouth, contains anti-inflammatory and anti-bacterial active ingredients and fights periodontal inflammation (pyorrhea) and gingivitis, and prevents unpleasant breath odors. Contains shellac (a natural polishing ingredient) which coats the surfaces of the teeth and prevents germs from growing.
DENTAKE MEDICATED TOOTH PASTE (Non-Medicinal Product)	Oct-02	A tube-type packaged medicinal toothpaste containing ingredients with anti-inflammatory, anti-bacterial, and dental tartar prevention properties and shellac (a natural polishing ingredient). The product prevents periodontal inflammation (pyorrhea) and gingivitis, and freshens the mouth.